2006-2007 Saskatchewan Provincial Budget

The Hon. Andrew Thomson Minister of Finance	Budget and Performance Plan Summary

Minister’s Message

It is with great pleasure that I table the 2006-07 Budget and supporting documents for public review and discussion.

This Budget delivers on our commitments to encourage economic growth and job opportunities and invest in our communities to make Saskatchewan an even better place to live, work, and raise a family.

This Budget encourages continued economic growth and prosperity through business tax reforms, new investments in labour force development, new investments in environmental sustainability, and new investments in our community and economic infrastructure.

This is a Budget that offers numerous reasons for our youth – arguably our most valuable resource – to build their futures right here at home. University tuition is frozen until 2008, increased training seats not only meet but exceed our commitment of 5,400 new seats by 2007-08, a new tax credit for employed tradespeople, and more employment opportunities resulting from business tax reforms – these measures, and more, offer incentives for our young people to not only receive a quality education in-province, but also establish their careers here.

This is a Budget that emphasizes social programming and helps us to ensure no one is left behind on the path to opportunity. From significant funding for municipalities, school boards, universities, Health Authorities, and CBOs, to increased social benefits for our most vulnerable, to enhanced education property tax relief on agricultural land – not to mention record levels of funding for health ($3.2 billion) and education ($1.5 billion, including teachers’ pensions and benefits) – this is a Budget that takes care of Saskatchewan people.

Following two years of unprecedented revenue growth – due in large part to increased oil and gas revenues and expanded mineral production – combined with significant economic growth, there is a sense of optimism in Saskatchewan. This Budget builds on that optimism, providing even more exciting opportunities for growth.

I invite you to browse this and other related documents to discover for yourself how Saskatchewan people will benefit through measures provided in Budget 2006-07.

/s/ Andrew Thomson

Honourable Andrew Thomson
Minister of Finance

Table of Contents

INTRODUCTION AND OVERVIEW
Performance Plan Summary	4

TECHNICAL PAPERS
Saskatchewan's Economic Outlook	24
General Revenue Fund Financial Outlook	30
Federal Equalization: Saskatchewan's Case for Fairness	38
A Plan for Growth and Opportunity: Business Tax Reform	42
Saskatchewan's Tax Expenditures	48
2006 Intercity Comparison of Taxes and Household Charges	55
2006-07 Borrowing and Debt	59
Fiscal Stabilization Fund	64

GENERAL REVENUE FUND (GRF) FINANCIAL TABLES
GRF - Statement of Operations and Accumulated Deficit	68
GRF - Statement of Change in Net Debt	68
GRF - Statement of Cash Flow	69
GRF - Schedule of Revenue	70
GRF - Schedule of Expense	71
GRF - Schedule of Debt	72
GRF - Schedule of Borrowing Requirements	73
GRF - Schedule of Guaranteed Debt	74

SUMMARY FINANCIAL BUDGET DETAILS (FINANCIAL TABLES)
Summary Statement of Surplus	76
Summary Statement of Changes in Net Debt	78
Summary Statement of Financial Position	79
Summary Statement of Debt	80
Notes to the Summary Financial Budget	81

2006-2007 Saskatchewan Provincial Budget

Performance Plan Summary

A Vision for the Province

Approximately five years ago, the Government of Saskatchewan developed an ongoing system of planning, measuring and reporting, intended to increase accountability to the public. Each year, departments and agencies develop Performance Plans that outline their priorities for that year and once their budgets are approved by Cabinet, the outcomes to be achieved are published.

The 2006-07 Performance Plan Summary is one of the first steps in this accountability system. It provides an overview of the direction the government is taking and identifies the key initiatives departments will undertake this year that have been enabled by the Budget.

This document provides only highlights of the activities government will undertake in 2006-07. Much greater detail, including key actions and performance measures to gauge progress toward the stated outcomes, is available for each of the reporting departments and Treasury Board Crown corporations on their individual websites.

The Government’s Plan for 2006-07 is built upon the vision that was expressed in the Fall 2005 Speech from the Throne:

Our Vision is that of a province where no one is left behind on the path to opportunity, a province with an unbreakable social fabric, built on the foundation of diverse and growing communities, in a green and prosperous economy.

The 2006-07 Budget is built around the three themes expressed in the vision:

•	A Green and Prosperous Economy - there can be no social progress without a strong economy

•	Diverse and Growing Communities - supporting our communities and rural residents

•	An Unbreakable Social Fabric: No One Left Behind - educating and retaining our youth and ensuring no one is left behind on the path to economic prosperity

Saskatchewan’s economy is strong and growing stronger. Our economy is flourishing and is becoming more diversified and competitive every year. The province’s abundance of both renewable and non-renewable resources, together with the growth in manufacturing and the endless resourcefulness of our people have enabled Saskatchewan to again be considered a “have” province.

The rate of economic growth, as measured by an increase in the GDP, is among the best in Canada and we will continue to lead in the coming year. Others have noticed the continued growth of the economy and our sound fiscal management, recognizing Saskatchewan with 13 credit rating upgrades since 1995. Our growing economy has provided a unique opportunity for the government to invest further in programs designed to continue economic and social growth in a sustainable fashion.

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The 2006-07 Budget demonstrates the government’s commitment to the three themes, by undertaking a reform of our business tax system, by making fundamental investments in our infrastructure, by making solid investments in health and education, by recognizing that some people need additional assistance to get back on the path to opportunity and to ensure that Saskatchewan is ready and able to take on all the opportunities of our next century.

In this new century, our Province is starting from a position of strength, diversity and prosperity. This presents the Province with the rare opportunity of acting on many of the hopes that have been beyond the reach of previous budgets.

A Green and Prosperous Economy

It is rare when so many elements of the diverse Saskatchewan economy are as keenly in demand as they are today.

The oil and gas sector is booming. Potash and uranium mined in Saskatchewan make up one third of the world’s supply. Mineral exploration expenditures are at an all-time high and there is growing interest in our reserves for gold, diamonds and rare earth minerals.

Our manufacturing and processing sectors are strong, despite challenging trade issues and international influences on prices. But Saskatchewan businesses are innovative and are focussing on green initiatives and value-added solutions that will continue to get the products to market.

The 2006-07 Budget complements the themes identified in the Saskatchewan Action Plan for the Economy.

•	Expand and Build on our Natural Strengths

•	Extend our Success in Research and Innovation

•	Enhance and Promote our Competitive Advantage

•	Broaden our Economy, Workforce and Jobs

Various initiatives profiled here and others identified in the Performance Plans will result in lower taxes, a better business climate, a stronger agricultural sector, improved public infrastructure, and more jobs and capital investment.

This Budget allows for investments in education, ensuring that our young people have greater access to training and more opportunity for employment. It will also ensure that we attract more people to our province through immigration and business expansion, because Saskatchewan is a great place to live, work and raise a family.

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INCREASED COMPETITIVENESS

As part of a Plan for Growth and Opportunity, and in response to the Business Tax Review Committee recommendations, the business tax reforms announced in this Budget will result in $95 million in business tax savings for 2006-07 and approximately $190 million annually by 2009-10.

These reforms will enhance the competitive advantage of Saskatchewan businesses by:

•	stimulating capital investments

•	creating jobs and job opportunities for youth

•	improving the overall business attitude and climate

The reform will be done by:

•	Eliminating the general Corporate Capital Tax (CCT) by July 2008, except for provincial Crown corporations currently taxable

•	Eliminating the general CCT on new capital investments in Saskatchewan beginning July 2006

•	Reducing CCT Resource Surcharge rates beginning July 2006

•	Reducing the Corporate Income Tax (CIT) rate from 17 to 12 per cent by July 2008

•	Increasing the small business threshold from $300,000 to $500,000 by July 2008

•	Immediately converting the non-refundable Investment Tax Credit (ITC) for Manufacturing and Processing into a refundable tax credit while extending the carry-forward for unused ITCs previously earned to 10 years (Finance)

In addition, a new Tool Tax Credit is being introduced, to recognize the high cost of tools required as a condition of employment in a qualifying trade. This will result in $2.9 million in tax savings for tradespeople annually. (Finance)

For full details on the business tax reform package and other revenue initiatives, see page 42.

TRADITIONAL ECONOMIC STRENGTHS

Saskatchewan’s traditional economic sectors such as oil, natural gas, mining, forestry and agriculture are the foundation for much of the anticipated growth. Investing in these areas provides the economic stimulus to allow greater enhancements to social, health and education services.

This Budget expands and builds on our traditional strengths by providing:

•	$15.5 million to Maple Leaf Foods Incorporated as it expands its operations in Saskatoon (SIR)

•	$3.5 million to implement the Meat Processing Strategy to promote the expansion of industry slaughter and processing capacity (SAF)

•	An increase of $322,000 (total of $725,000) to enhance the capacity for timely environmental reviews of mineral and oil and gas sector exploration activities supporting both environmental protection and economic development activity in Saskatchewan (Env)

•	Continued support to Tourism Saskatchewan and the Forestry Centre in Prince Albert (SIR)

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IMPROVED TRANSPORTATION SYSTEMS

An efficient transportation system allows a growing economy to more readily meet market demands for its products and increases our province’s competitiveness. The following investments in transportation are being made this year:

•	Through the Canada Strategic Infrastructure Fund (CSIF) cost share program, $49.4 million will be invested to twin Highway 1 east and Highway 16 west resulting in the opening of an additional 63 km of twinned highway (DHT)

•	Through the federal/provincial Prairie Grain Roads Program (PGRP), $11.3 million will be invested in grading 14 km and upgrading 47 km of thin membrane surface (TMS) highways to a paved standard (DHT)

•	$39.9 million will be spent to resurface 189 km on the principal highway network and 96 km on the regional highway network (DHT)

RESEARCH, INNOVATION AND GREEN INITIATIVES

The government has a role in encouraging innovation through its support of research and development activities. Investments include:

•	$150,000 for an Organic Development Commission to provide guidance in the research of organic crops (SAF)

•	$400,000 additional funding for the Weyburn CO2 Monitoring and Storage Project and $610,000 for a vapour extraction project – an initiative to develop and demonstrate a promising Enhanced Oil Recovery process for heavy oil reservoirs in Western Canada (SIR)

•	$256,000 to the Saskatchewan Research Council for additional research capacity with a focus on alternative/clean energies (SRC)

•	Targeted research project funding to develop and advance Saskatchewan’s position in the biodiesel industry (through Agriculture Development Fund allocations) (SAF)

The investments made in the 2006-07 Budget have been targeted to ensure that growth will benefit all Saskatchewan people and that the benefits will be sustained for generations to come. This green approach to program consideration will ensure that the growth of today’s economy will not be paid for by future generations.

In the coming months, Saskatchewan Environment will lead implementation of a government-wide Green Strategy that will complement the Saskatchewan Action Plan for the Economy in the development of a green and prosperous economy.

Some of the key initiatives that further this Strategy are:

•	Providing an additional $12.8 million to the Ethanol Fuel Tax Rebate Program, bringing the budget to $17.7 million. This program provides an incentive to fuel distributors to increase the amount of ethanol-blended fuel, thereby reducing the amount of greenhouse gas emissions and enhancing a renewable energy source (SIR)

•	Completing the Great Sand Hills Regional Study, which will provide guidance on how best to integrate environmental, social and economic objectives in the Great Sand Hills (Env)

Budget and Performance Plan Summary/Budget 2006-07	7

•	The Clean Coal Project whereby the federal government and SaskPower will initiate work towards a facility capable of producing near-zero emissions of greenhouse gases and pollutants normally associated with coal fired power plants (SaskPower/SIR)

•	The provincial government will work with industry and the federal government on technological and economic studies toward power generation and a petroleum by-product production facility (SIR/CIC)

COMMUNICATING OUR STRENGTHS

It is important to inform Saskatchewan residents about the opportunities for growth in Saskatchewan and to increase a climate of optimism that fosters success. It is equally important to encourage investors outside the province to consider Saskatchewan as part of their future plans. The following initiatives will further promote our enhanced competitive advantage:

•	Funding to develop and implement a new marketing program, Innovative by Nature,that will promote Saskatchewan’s competitive business environment and innovative research and business practices to business audiences across Canada and around the world (SIR)

•	An Asia-Pacific Desk was established in November 2005 with a mandate to attract investment from East Asia and to co-ordinate government, third party, and private business activities in the region. The desk is focused on China, Japan, and South Korea as countries where Saskatchewan can strengthen and increase existing business relationships (SIR)

•	A renewed operating agreement has been established with the Saskatchewan Trade and Export Partnership Inc. which will ensure continued member support as well as seek new opportunities for trade and investment (SIR)

TRAINING FOR JOBS

To broaden our economy and our workforce, we need to create more opportunities for young people, so they can see the opportunity to build and sustain meaningful careers in Saskatchewan. Greater participation is required in a variety of workplaces from health care providers to skilled trades.

With over 32,000 students enrolled in university and over 34,000 enrolled in other training programs, Saskatchewan is being readied for the growth that lies ahead.

Recognizing that a highly skilled workforce is required to sustain economic growth, this Budget will augment existing education and training programs by:

•	Committing to a further two years freeze in university tuition, allowing greater access to university and making it more affordable for students (AEE)

•	Creating over 2,700 new training seats in SIAST’s JobStart-Future Skills, Employment Programs, Basic Education, and apprenticeship; this will meet the commitment of 5,400 new training opportunities to be reached in 2007-08 (AEE)

•	$4.6 million increase in basic operating funding for SIAST, $259,000 increase for the Apprenticeship and Trade Certification Commission, and $1.245 million for Regional Colleges, fully funding pay equity and accommodations cost increases as well as providing a general operating increase. A further $1.7 million is provided to these institutions for targeted initiatives (AEE)

•	$3.4 million in incremental funding (or a total of $10.8 million in 2006-07) to support the College of Medicine (AEE)

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•	$520,000 increase for the ongoing expansion of the nursing program - in 2006-07, approximately 250 nursing graduates are expected (AEE)

•	$500,000 to increase Recognizing Prior Learning capacity at SIAST, regional colleges and support for SASKCAT (Saskatchewan Council for Admissions and Transfers) which can ease education entry for those that can display relevant experience (AEE)

•	$134,000 for the youth apprenticeship program, allowing more high school students to gain apprenticeship experience while attending high school (AEE)

•	$2.2 million for a student employment experience program creating 700-800 jobs and $200,000 for the Green Team program to create up to 100 jobs (CYR)

ENGAGE MORE PEOPLE IN THE WORKFORCE

One of the fastest growing populations in Saskatchewan is that of Aboriginal youth. To accommodate the growing needs of this group and to provide as great an opportunity as possible, particular attention will be paid to First Nations and Métis youth in many of the initiatives driven by this Budget, including:

•	funding for 83 Basic Education seats at the Saskatchewan Indian Institute of Technology (AEE)

•	$1.5 million for the First Nations and Métis Business Development Program (FNMR)

•	$716,000 in grant funding to support the Aboriginal Employment Development Program; an increase of $216,000 fulfilling a prior commitment to double resources (FNMR)

•	$675,000 to advance Aboriginal involvement in non-renewable resource development and to build relationships to enhance co-ordination of development in the north (NA, Env)

Saskatchewan has a growing economy and needs skilled people to add into the workforce. In December 2005, the Saskatchewan Immigrant Nominee Program (SINP) was expanded to attract more people to the province:

•	A new “Family Members” category was created so that immigrant families can support family members from abroad who want to live and work in this province (GR)

•	The Long-Haul Truck Driver Project was opened to allow any long-haul trucking firms in the province to apply for assistance in locating immigrants to help address labour shortages in the trucking industry (GR)

This Budget makes an additional investment of $4.6 million above Budget 2005-06 (for a total investment of $6.3 million) for an expanded comprehensive immigration strategy intended to attract 5,000 immigrants to Saskatchewan annually to grow the population and the economy. (AEE)

Initiatives such as these are working to make Saskatchewan a preferred option for immigrants while helping the Province with its labour shortage situation. This is essential to build a strong, prosperous and competitive economy.

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Diverse and Growing Communities

The second theme guiding the government’s 2006-07 Plan is the development of and support for diverse and growing communities. Many initiatives included in Departments’ 2006-07 Performance Plans support our communities and rural residents through investments to retain and enhance infrastructure and services for transportation, agriculture, health care, culture and arts, safe drinking water, regional and co-operative development, northern communities and First Nations.

INVESTMENTS IN COMMUNITIES

This Budget makes significant investments in revenue sharing and infrastructure to address the municipal infrastructure deficit and limit or eliminate the need for property tax increases province-wide for all property classes. Highlights of the government’s investments in this area for 2006-07 include:

•	$97.3 million in revenue sharing for municipalities which is a $12.2 million or a 14.4 per cent increase from 2005-06 (GR)

•	$23.8 million in federal and provincial funding for municipal infrastructure projects, a $14.6 million increase from 2005-06 as second year funding under the Canada-Saskatchewan Municipal Rural Infrastructure Fund (GR)

•	$32 million in unconditional funding was allocated in late 2005-06 for municipal capital needs through the new Community Share 2006 program (GR)

•	$12.5 million in flow-through of federal revenue for the new federal Public Transit Program to support transit infrastructure investments (GR)

•	$5 million for the River Landing Phase 2 project in Saskatoon as part of the Canada Strategic Infrastructure Fund (GR)

•	Increase of $500,000 for Urban Development Agreements to address priority areas of intergovernmental co-operation (GR)

SUPPORTING OUR RURAL RESIDENTS

The Government’s investments in communities contribute to an enhanced quality of life for all Saskatchewan residents, creating a great place to live, work and raise a family. Although the agriculture sector faces numerous challenges, producers continue to display both resilience and a belief in their industry’s potential. This Budget continues to provide more funding for agricultural programs relative to our fiscal capacity as compared to any other province or to the federal government.

This Budget provides $98.8 million in base funding for the Canadian Agricultural Income Stabilization (CAIS) program and $100.9 million to fully fund the 2006 Crop Insurance Program. (SAF)

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In addition, this government has introduced the most significant change for property taxation in decades:

•	$52.8 million in incremental funding for education property tax relief on agricultural land ($66.8 million in total), reducing farmers’ share significantly (Learning)

•	An eight per cent education property tax credit continues for residential, commercial and industrial property for the 2006 taxation year (Learning/GR)

INVESTMENTS IN INFRASTRUCTURE

This Budget makes the largest ever public capital investment – $407.3 million in capital works – for hospitals, schools, highways and other infrastructure projects.

Within the framework of a growing economy and a sound fiscal plan, the province is able to make key investments in a number of infrastructure projects that are a key foundation in strengthening and diversifying urban, rural and northern communities. Investments to maintain and improve existing infrastructure, especially those essential to providing health and education services, improve the quality of life for people in this province, and support our economy by attracting more skilled labour and industry to the province.

Advanced Education and Employment will provide $4.9 million for post-secondary infrastructure projects and Learning (K-12) will provide $9.8 million in block funding and $12 million for K-12 major capital projects including:

•	$4.48 million for the new Ile-a-la-Crosse joint-use school and health facility

•	$4.05 million for the Warman High School addition

•	$2.5 million for the École Canadienne-Francais in Saskatoon

•	$500,000 for the Saskatoon Public West Side Collegiate (Tommy Douglas Collegiate)

•	$500,000 for the Saskatoon Catholic West Side High School (Bethlehem High School) (all Learning)

Other infrastructure projects to be undertaken in 2006-07 are:

•	$23.3 million for year three of a long-term Forest Fire Fleet Renewal plan, renewing the province’s aerial fire fighting fleet (Env)

•	$14.7 million for the Regina Correctional Centre which will cost $47.9 million and is scheduled to be completed in 2008-09 (CPS)

•	$11.1 million to begin construction of the new Provincial Laboratory at the Regina Research Park (Health)

•	$44 million in Health capital including $7.5 million or 20.7 per cent increase for regional health facilities capital (Health)

•	Ongoing planning for the Muskeg Lake Cree Nation Diabetes Centre (Health)

•	Construction of new renal dialysis site in southern Saskatchewan (Health)

•	Construction of integrated facilities in Moosomin, Outlook, Maidstone, Preeceville and Humboldt and a regional hospital in Swift Current; renovations to Oliver Lodge (Saskatoon); and facility upgrades for a Regina hospital (Health)

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INVESTMENTS IN TRANSPORTATION CORRIDORS

Transportation infrastructure investment needs to be strategically targeted to ensure it maximizes the contribution to the Province’s overall economic and social well-being. The government continues to focus on developing strategic corridors that will support current and future trade patterns. Through partnerships and collaboration, the transportation system will be further developed to ensure access to northern and remote communities. These dual issues are recognized for their increasing importance to the province as a whole.

In addition to the twinning activities described earlier, the Government will invest an additional $92 million in transportation capital in 2006-07. Highways and Transportation will introduce a new multi-year Transportation for Economic Renewal strategy in 2006-07 and will:

•	Invest $8.55 million as part of the Northern Economic Infrastructure Strategy (NEIS) including:

~	Begin work to rebuild the Garson Lake Road, Highway 956 as part of the link to Fort McMurray, Alberta;

~	Begin construction of the access road into Wollaston Lake, Highway 955; and

~	Improve roads such as Highway 155 north of Green Lake, Highway 106, and the Highway 918 Patuanak access.

•	Invest $7.5 million in economic corridors by continuing to twin Highway 11 between Warman and Rosthern

•	Develop and implement an urban economic connector policy to address safety, economic development, corridor continuity and traffic congestion

•	Invest more than $28 million to preserve, operate and maintain highways, bridges and airports in Northern Saskatchewan (all DHT)

SAFE DRINKING WATER

Safe drinking water is essential to the health and economic well-being of the people and communities of Saskatchewan.

The government’s Safe Drinking Water Strategy outlines actions intended to protect and improve the sustainability and quality of Saskatchewan’s drinking water supplies and source waters. Public safety and environmental protection through better management of drinking water and wastewater systems remain key priorities of the strategy.

The government is committed to providing safe drinking water now and in the future by focussing on the following key actions to ensure safe and sustainable drinking water and wastewater systems:

•	Conduct inspections at water and sewage works across the province to ensure facilities meet operational and treatment requirements (Env)

•	Finalize and implement strategies to aid small communities to ensure the provision of safe water by affordable and acceptable means (Env)

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•	Address critical northern municipal infrastructure needs by continuing to provide funding under the Northern Water and Sewer Program ($6.1 million that includes $2.9 million from the Canada-Saskatchewan Infrastructure Program), the Northern Emergency Water and Sewer Repair Program ($500,000) and for engineering water and sewer advice to northern communities ($300,000) (GR)

DIVERSE COMMUNITIES

The 2006-07 Budget supports and celebrates Saskatchewan as a great place to live and work. Our province’s centennial celebrations last year were a time for us to showcase our vibrant communities and reflect upon the strength and inventiveness that is so much a part of being Saskatchewan.

The Centennial left a legacy of enthusiasm and pride that we can build on through sport, cultural and recreational opportunities and events. The 2006-07 Budget provides for provincial investments in culture and the arts that continue this legacy and build and support diverse and growing communities including:

•	$700,000 for the 2007 Juno Awards to be held in Saskatoon and Country Music Awards to be hosted in Regina (CYR)

•	Promoting and hosting provincial parks' 75th anniversary celebrations (Env)

•	Increased funding for the Saskatchewan Communications Network (SCN) to build its inventory of local programming

•	Improving our parks, including the greening of parks, co-ordinated marketing efforts with tourism agencies and other parks, and refurbishment of core park facilities (Env)

•	Implementing changes to the Film Employment Tax Credit Program aimed at increasing employment of Saskatchewan people in key positions (CYR)

The government recently reorganized government departments to place a greater priority and emphasis on regional economic development, specifically through the creation of the new Department of Regional Economic and Co-operative Development. In addition to this change in focus, the 2006-07 Budget includes other initiatives that will enhance regional economic or community development:

•	Additional funding for the Regional Economic Development Authority (REDA) youth program, total funding of $180,000 (RECD)

•	$420,000 to increase REDA core funding from $60,000 to $75,000 per year, to provide people with accurate and timely information to help them make sound business decisions in support of regional economic development (RECD)

•	$150,000 increase for the REDA Enhancement Fund, total funding of $300,000 (RECD)

•	$550,000 in funding for the province's network of snowmobile trails, paid for through license fees on snowmobile registrations (RECD and SGI)

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2006-07 Budget investments in our northern communities and First Nations demonstrate the government’s commitment to support and partner with northerners in the economic and social development of their communities. Initiatives planned for 2006-07 to further strengthen northern communities include:

•	An increase to the Northern Development Fund loan program from $2.0 million to $2.5 million which provides financial assistance to northern businesses, entrepreneurs and primary producers (NA)

•	Implementation and management of the federal/provincial project on the clean-up of abandoned uranium mine sites (SIR, NA, Env)

•	Continue to implement the five-year $20.0 million federal/provincial Northern Development Agreement expiring in February of 2007 (NA, DHT, Env, Learning, GR, FNMR, SIR)

•	$29.2 million in funding to support the First Nations Trust, Community Development Corporations, and the Métis Development Fund through provincial gaming agreements (FNMR)

•	$5.0 million increase in funding to provide for the anticipated signing of four new Treaty Land Entitlement settlements (FNMR)

•	$620,000 through the Community Initiatives Fund for the Urban Aboriginal Community Grant Program (CYR)

•	Work with community and federal partners to finalize and implement the $19.5 million Canada-Saskatchewan investment to benefit the communities affected by the Primrose Lake Air Weapons Range (NA)

EMERGENCY PREPAREDNESS

The 2006-07 Budget recognizes that community safety and preparing for emergencies are key issues. The Province needs to work together with communities to ensure they have the tools in place to deal with various emergencies.

Corrections and Public Safety will continue to lead and work with government departments and community stakeholders to enhance provincial emergency management and municipal capacity for emergency preparedness.

Health continues to develop and implement initiatives that will advance safety and emergency preparedness including an infection control initiative to ensure availability of professional and technical protocols and manuals, emergency and pandemic influenza planning, and increased HIV/AIDs and Hepatitis C prevention activity.

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An Unbreakable Social Fabric:
No One Left Behind

A prosperous and vibrant economy allows government greater ability to invest in our residents and ensure that all people have the opportunity to participate in creating healthy communities. The three aspects of our society, our people, our communities and our economy, are inextricably linked in the government’s 2006-07 Plan.

This budget makes investments in people, enabling their contribution and participation in society both socially and economically. Many initiatives outlined below create that social and economic climate of participation for our people, in addition to providing the necessary support for those most vulnerable. This is the quality that sets Saskatchewan apart: a belief that healthy people create healthy communities and drive a prosperous economy.

This unbreakable social fabric will be woven in 2006-07 by:

•	Strategic investments in our education and training systems, to build independence and further grow the economy by attaching people to the labour force

•	Improvements in early learning and child care, which will provide youth with the best possible foundation for economic and social success

•	Significant investment in the province’s health care system to ensure that our publicly funded system remains accessible and efficient for all citizens

•	Support for Community Based Organizations (CBOs) which are the backbone of our communities

•	Contributions to making communities safer through health and justice initiatives, creating the best possible environment in which to live and raise our families

BUILDING INDEPENDENCE

The newly created Department of Advanced Education and Employment (AEE) is committed to responding to the education, skills development and training needs of individual learners, to the needs of employers and to the broader needs of the Provincial labour market in order to advance the social and economic well-being of the province.

In addition, the Building Independence strategy, developed by the Department of Community Resources, recognizes that the best way to move low-income people from poverty to economic independence is to facilitate the transition from social assistance to work. It relies on the provision of incentives outside social assistance that are available to low-income individuals and families.

The Saskatchewan Employment Supplement (SES) was introduced in 1998 to help low-income parents with child-related costs of working. Utilization of this program is an indication that low-income families are choosing employment rather than social assistance.

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Other programs within this strategy include: the Provincial Training Allowance; the Saskatchewan Child Benefit; the Transitional Employment Allowance (TEA); the Saskatchewan Rental Housing Supplement and Family Health Benefits.

The Building Independence initiative has supported 12,000 households including 17,000 children as they move from the Saskatchewan Assistance Plan (SAP) to self-sufficiency. The following new initiatives are being undertaken in 2006-07:

•	$14.2 million to increase the SAP and TEA Adult Basic and General Living Allowance and Room and Board by $40/month and the Personal Living Allowance for people living in institutions by $20/month. An additional $10/month increase to the TEA General Living Allowance to match previous increases to the SAP Basic Allowance (CR)

•	$1.5 million in new funding for utility costs for TEA recipients (CR)

•	$60 per month increase in the Provincial Training Allowance (PTA) in recognition of the higher costs of living facing students (AEE)

•	$1.15 million to enhance SES to help prevent the erosion of benefits due to inflation (CR)

•	The family and disability housing supplements will increase benefits by an average of $30/month beginning in April 2006. The Disability Housing Supplement will be extended to a wider group of individuals to include people with cognitive, intellectual and mental health related disabilities (CR)

•	$4.0 million for the Residential Rehabilitation Assistance Program and $5.0 million to provide EnerGuide to low-income households and a new Home Energy Improvement Program for moderate-income home owners. These programs are aimed at providing financial assistance to defray the cost of heating and system upgrades and window replacement in homes. It is anticipated that 17,000 low-income and moderate income homeowners will benefit from these programs (CR)

Significant investments are also being directed to training and employment supports for vulnerable people. These supports provide educational and skill development programs to enable people to participate in the economic activity in the province, thereby reducing their reliance on social assistance programs. Some of these projects are targeted at specific groups, such as the Aboriginal population, while others are more generally accessible.

Many of the training and immigration initiatives being undertaken by AEE in 2006-07 have been profiled in this document under the Green and Prosperous theme as they are key to building the independence of our citizens and creating a strong workforce to support our growing economy. In addition, programs such as the Aboriginal Employment Development Program, the First Nations and Métis Business Development Program, and the Northern Development Fund, referred to earlier in this document, are aimed at encouraging more involvement of Aboriginal people and northerners in employment and business ventures and building greater capacity for independence.

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EDUCATION, EARLY LEARNING AND CHILD CARE

The government is investing in children and youth through essential enhancements to meet the learning and development needs of Saskatchewan children and youth. Initiatives such as literacy programs and a quality education system benefit parents and society at large by providing a solid foundation for learning and developing skills for future participation in the workforce. Initiatives in the 2006-07 Plan include:

•	$536,000 for the creation of the Saskatchewan Literacy Commission (Learning)

•	$912,000 to enhance literacy initiatives and create the Literacy Innovations Fund (Learning)

•	$500,000 increase for a total of $1.5 million in provincial funding for the Centennial Merit Scholarships, resulting in a total of 934 scholarships being offered at universities, SIAST, regional colleges and apprenticeship (AEE)

•	$10.5 million increase in school operating funding to fully fund the incremental cost of teachers’ collective agreement increases (Learning)

Children are our most precious resource. Research consistently shows that the first five years of life are critical to the development of the skills required to lead a healthy, productive life. Saskatchewan’s KidsFirst Program, first announced by the government in April 2001, is a key interdepartmental initiative designed to support vulnerable families in developing the capacity to nurture their children. Some of the capacity building starts with identifying vulnerable families during pregnancy and at birth, to ensure they are linked to programs to develop parenting skills and have access to other supports as required.

The 2006-07 Budget will provide targeted KidsFirst programming for 850 families at March 31, 2007, including:

•	Adding 230 new prenatal families during 2006-07

•	Adding 440 new postnatal families during 2006-07

•	Supporting 148 child care spaces and 160 early learning opportunities, the same level that was provided in 2004-05 (Learning)

The Province is working to make early learning and child care more available and affordable to families, and allow working parents to better balance the demands of work and home life. The 2006-07 Budget includes:

•	$300,000 to expand the existing pre-kindergarten program for vulnerable children (Learning)

•	Provision of a nine per cent wage lift for staff working in licensed child care (Learning)

•	$1.0 million in new funding for Child Care Saskatchewan, the final 250 spaces to complete government’s commitment made in 2003 for 1,200 new spaces over four years (Learning)

•	The Child Care Parent Subsidy is increasing by $3.6 million to provide an enhanced subsidy for child care spaces. Approximately 4,300 parents will benefit from the subsidy redesign which includes an increase in subsidy rates and extension of the income threshold. (CR)

Budget and Performance Plan Summary/Budget 2006-07	17

INVESTMENTS IN HEALTH

Investments in Health ensure that the province continues to enjoy the benefits of a public health system where access is driven by need, not ability to pay.

The 2006-07 Budget allows for a $285.8 million increase in funding, bringing the Health Budget to $3.2 billion. The increased spending supports both an increase in health care services as well as measures to improve the future delivery of health care. This is achieved by continued investments in health care facilities across the province, increasing funding to address waiting lists and by making investments in addictions programming.

This Budget provides $1.4 million for a Children’s Health Agenda that will provide additional mental health resources, enhance therapy services for children, and further services for children with complex needs. (Health)

The Budget also provides $18.2 million for Project Hope and Secure Care, which represents a 60 per cent increase in substance abuse prevention and treatment funding with a focus on youth and families. (Health, CR, CPS and Justice)

Every year there are substantial improvements in the technologies for diagnosis and surgery. Determining how to best acquire and deploy these resources so that the greatest benefit is received for all requires constant monitoring.

In 2004-05, the number of individuals waiting more than 18 months for surgery decreased by 1,907. In the first seven months of 2005-06, the number of individuals waiting more than 18 months decreased by an additional 411.

In an effort to reduce wait times for diagnosis and surgery and to ensure that the best possible patient outcomes are achieved, the 2006-07 Budget for Health includes:

•	$8.9 million to continue to address high priority wait list capacities and management issues

•	An additional $1.8 million (8.9 per cent) for a total of $22 million for medical equipment

•	An injection of $8.8 million to address individual Regional Health Authority operating pressures

•	The addition of $500,000 for a new renal treatment site in southern Saskatchewan

•	An increase of $19.7 million or 8.3 per cent for the Drug Plan and Extended Benefits

•	An additional $16.5 million or 13.0 per cent for Provincial Health Services for blood products, air ambulance and provincial laboratory operating costs

•	An additional $10.3 million or 16.5 per cent for the Cancer Agency, which includes a 19 per cent increase in the number and cost of drugs including $3.4 million for the breast cancer drug Herceptin

•	Increase in chiropractic and optometric treatments/services (all Health)

18	Budget 2006-07/ Budget and Performance Plan Summary

INVESTING IN HEALTH CARE PROVIDERS

Sustaining a world-class health care system requires competing for human resources with many other jurisdictions looking to recruit the best talent. This often means they pursue Saskatchewan’s skilled workforce. Retaining our network of professional health care providers requires competitive compensation and healthy workplaces. The increases in compensation contained in this Budget also reflect the resolution of other outstanding human resource issues such as compensation for out-of-scope staff.

The 2006-07 Budget allows for retention of health care professionals by providing $149 million for wage and benefit enhancements for unionized and non-unionized health care providers.

SUPPORT FOR COMMUNITY BASED ORGANIZATIONS (CBO)

Community Based Organizations (CBOs) play a major role in supporting activity and delivery of a multitude of services in our communities. The 2006-07 Plan supports the importance of CBOs in our communities, by directing over $150 million to these organizations. (CR)

During 2005-06, $41 million was approved to enhance wages for CBOs over three years to improve recruitment and retention of staff. Included in this is a commitment to a nine per cent salary increase to CBO delivered child care programs. (Learning)

SUPPORTS FOR THOSE WITH DISABILITIES

Individuals and families in society have expectations to conduct their lives with dignity, and little intrusion from public agencies. Where individuals are not capable of living completely independently, supports are often needed to accomplish activities of daily living. These supports must be provided in a manner that does not detract from an individual’s dignity and allows for as much independence as possible.

The 2006-07 Budget provides:

•	$1.4 million for the Cognitive Disabilities Strategy to hire five additional consultants, to provide greater access to newly developed services, and to increase the funding pool available to people who require services to help deal with the impact of the disability for themselves and their families (CPS and CR)

•	$11.3 million grant to SARCAN to continue the Beverage Container Recycling Program; an increase of $700,000 to address cost pressures (Env)

•	$2.65 million for the Transit Assistance for the Disabled Program to provide operating and capital assistance to 13 cities and 63 towns for special needs transportation services (GR)

•	In addition, Community Resources will implement a redesigned respite benefit utilizing principles for program design as outlined in the Disability Policy Framework. The proposed model will provide families with graduated support based on impact of disability and family income. (CR)

Budget and Performance Plan Summary/Budget 2006-07	19

HELP FOR THOSE WHO NEED IT MOST

There is greater awareness of the increasing level of substance abuse and addiction in our society and the impact that has on the individual, the family, and our health and justice systems.

The government is responding with $3.7 million for Secure Care (Health and CR). This initiative will fill a gap in services for substance-abusing youth who are resistant to treatment and at risk of harm to themselves and others by providing for involuntary treatment and community orders. The program components include:

•	Community treatment

•	In-patient detoxification and stabilization

•	Community supports and outreach services

This Budget provides an additional $14.5 million (across the Departments of Health, Justice and CPS) for the continued implementation of the Premier’s Project Hope – a comprehensive plan to prevent and treat substance abuse. The program calls for a variety of elements across the province, including:

•	A Youth Treatment Centre in Prince Albert beginning in 2007; interim services will be available in Spring 2006

•	Youth stabilization beds in Saskatoon

•	Regina brief "detox" beds, beginning operation ahead of schedule

•	Social "detox" beds, currently under construction and scheduled for completion in the 2007-08 fiscal year

•	Alcohol and Drug Prevention Directorate and Regional Health Authority prevention resources

•	Outreach services

•	Methadone and injection drug programs

•	Family Treatment Centre, under construction into the fall 2007

•	Community supports including family respite and transition housing support, beginning in the 2006-07 fiscal year

•	A substance abuse treatment program for offenders

Sometimes government needs to offer support to ensure the safety of individuals in their homes and communities. This Budget increases funding to support our most vulnerable people:

•	$670,000 for enhanced violence and crime reduction strategies (CPS)

•	$6.0 million for Child and Family Services including volume increases in foster care, therapeutic foster care, private treatment, family supports, out of home placement prevention and pre-protection; ensuring the safe care of children (CR)

•	$550,000 for family supports targeted to pre-protection and prevention of out of home placement (CR)

•	$700,000 increase for case management in First Nations Child and Family Services which ensures the quality of child welfare services province-wide, on- and off-reserve, and ensures cultural sensitivity and connectivity (CR)

SAFER COMMUNITIES

The government has a balanced, multi-year criminal justice strategy for building safer communities and overall public confidence in the criminal justice system through targeted interventions and improved efficiency. There is need for a continuum of justice services

20	Budget 2006-07/ Budget and Performance Plan Summary

with an increased emphasis on community-based services, including responsibility for local delivery, crime prevention, holistic treatment of offenders and victims in family violence situations, and involvement of victims in the criminal justice process.

In addition, the government supports the need to reform the justice system to better meet the needs of Aboriginal people. This includes involving Aboriginal people and communities in the administration of justice to ensure programs are culturally relevant and responsive and to build ownership of justice responses to crime and conflict.

This Budget provides:

•	Innovative approaches to reducing crime based on successful initiatives such as the Regina Auto Theft Strategy. Existing crime reduction strategies in Regina and Prince Albert will be enhanced and a new strategy will be developed in LaRonge (CPS)

•	$1.9 million to complete the policing commitment – to support 29 new police positions this year, with a focus on recruiting Aboriginal officers (Justice)

•	$1.8 million for a Gang Suppression Strategy (Justice)

•	$830,000 for the Missing Persons Strategy to improve the government's response to missing persons cases including the development of interagency policies (Justice)

•	$500,000 for additional responses to the report from the Commission on First Nations and Metis Peoples and Justice Reform (Justice)

FOR MORE INFORMATION

This summary document provides only highlights of the activities government will undertake in 2006-07. Much greater detail, including key actions and performance measures to gauge progress toward the stated outcomes, is available for each of the reporting Departments and Treasury Board Crown corporations on their individual websites.

Performance Plans can also be viewed through the Department of Finance’s website at: http://www.gov.sk.ca/finance/accountability

As part of an ongoing system of planning, measuring and reporting, government will report on this Summary at mid-year and will report on the Departments’ Performance Plans in their corresponding Annual Reports.

Along with the 2006-07 Budget, Performance Plans are being released for 16 departments, three Treasury Board Crown corporations and two cross-government strategies. In response to new organizational responsibilities announced in February, 2006 the Departments of Advanced Education and Employment; Learning; Community Resources; and, Regional Economic and Co-operative Development will be reviewing their performance plans during the 2006-07 fiscal year. These plans will be posted on the Departments’ websites as they become available.

Budget and Performance Plan Summary/Budget 2006-07	21

The Departments responsible for the action are identified in brackets behind each action. For clarification, here is a list of acronyms used:

(AEE)	Advanced Education and Employment

(CIC)	Crown Investments Corporation

(CPS)	Corrections and Public Safety

(CR)	Community Resources

(CYR)	Culture Youth and Recreation

(DHT)	Highways and Transportation

(Env)	Environment

(FNMR)	First Nations and Métis Relations

(GR)	Government Relations

(NA)	Northern Affairs

(RECD)	Regional Economic and Co-operative Development

(SAF)	Saskatchewan Agriculture and Food

(SCN)	Saskatchewan Communications Network

(SGI)	Saskatchewan Government Insurance

(SIR)	Saskatchewan Industry and Resources

(SRC)	Saskatchewan Research Council

22	Budget 2006-07/ Budget and Performance Plan Summary

2006-2007 Saskatchewan Provincial Budget

Technical Papers

Saskatchewan's Economic Outlook

INTRODUCTION

Buoyed by strong global demand and exceptionally high prices for oil, natural gas, potash and other commodities, Saskatchewan’s economy grew at an estimated annual rate of 8.0 per cent in nominal terms and 3.1 per cent in real terms in 2005.

Actual data available further demonstrate Saskatchewan had a solid expansion last year. Consumer spending and exports both registered strong gains. Residential construction cooled off, but non-residential construction advanced. Government spending also bolstered growth in 2005.

Private forecasters are more bullish, estimating real growth of 3.3 per cent, on average, citing strong global demand and high prices for oil, natural gas, potash and other commodities as key economic drivers.

Looking ahead, the persistent strength in the global economy and non-renewable resource commodity prices will continue to be important economic drivers of provincial growth. Global economic prospects remain broadly encouraging, with the U.S., China and other trading partners expected to be at or near the top of the global growth chart.

The outlook for oil, natural gas and potash remains favourable. Although volatile, prices for these commodities are expected to stay relatively high, sustained by strong global demand and tight supplies.

INTERNATIONAL ECONOMIC CONDITIONS AND OUTLOOK

Despite the persistence of high energy prices, the global economy retained its positive momentum in 2005. The U.S. economy advanced at an annual rate of 3.5 per cent compared to Canada at 2.9 per cent. Overseas, China’s growth rate was an estimated 9.4 per cent.

China and the U.S. are important markets for the Province. These two countries were the driving forces behind last year’s global economic expansion. The outlook for growth in these countries, and more broadly, in the global economy, continues to be positive.

U.S. growth is expected to remain solid at 3.5 per cent in 2006 and 2.9 per cent in 2007. China will continue to set the pace in Asia with growth of 9.0 per cent this year and 8.7 per cent in 2007.

CANADIAN ECONOMIC CONDITIONS AND OUTLOOK

The Canadian economy grew 2.9 per cent in 2005. Last year’s growth was fuelled by domestic-related activities such as consumer spending and investment.

Domestic demand will continue to pace the Canadian economy in the next two years. Overall, the Canadian economy is projected to expand at annual rates of 2.9 per cent in 2006 and 2.6 per cent in 2007.

24	Budget 2006-07/ Budget and Performance Plan Summary

Concerns over inflation will drive interest rates higher. Higher interest rates, in turn, will reinforce the trend to a stronger Canadian dollar.

The inflation rate is projected to average 2.3 per cent in 2006, but drop to 1.4 per cent in 2007 as a result of the moderating influence of the stronger Canadian dollar, a slower economic growth rate and slightly lower oil prices.

Short-term interest rates are projected to average 3.9 per cent this year and 4.0 per cent in 2007. Long-term interest rates are expected to stabilize at around 6.9 per cent in 2006 and 2007. The Canadian dollar is expected to average 86.7 US cents this year and 87.6 US cents in 2007.

CANADIAN ECONOMIC OUTLOOK
	2005	2006	2007	2008
Real GDP (% Change)	2.9	2.9	2.6	2.8
Consumer Price Index (% Change)	2.2	2.3	1.4	1.7
Short-term Interest Rates (%)	2.7	3.9	4.0	4.0
Long-term Interest Rates (%)	5.4	6.9	6.9	7.0
Canadian Dollar (US cents)	82.8	86.7	87.6	86.6

OUTLOOK FOR NON-RENEWABLE RESOURCE COMMODITY PRICES

Strong demand and tight supplies propelled oil, natural gas and potash prices in 2005. The price of a barrel of West Texas Intermediate (WTI) oil averaged US$56.56 in 2005, 36 per cent higher than in 2004. Natural gas prices averaged $7.93 per gigajoule (GJ), about 31 per cent more than in 2004. Potash prices spiked to a record $282.66 per tonne, 32 per cent more than in 2004.

Market fundamentals suggest the price of oil, natural gas and potash will stay high in 2006 and 2007. The price of a barrel of WTI oil is expected to average US$60.00 in 2006 and US$55.00 in 2007. The price of natural gas is estimated at $6.99 per GJ in 2006 and $6.87 per GJ in 2007. Potash is expected to fetch $280.22 per tonne this year and $279.00 per tonne in 2007.

OUTLOOK FOR NON-RENEWABLE RESOURCE COMMODITY PRICES
	2004	2005	2006	2007	2008
WTI Oil (US$/barrel)	41.50	56.56	60.00	55.00	50.00
Natural Gas (C$/GJ)	6.07	7.93	6.99	6.87	6.73
Potash (C$/tonne)	214.90	282.66	280.22	279.20	285.90

Budget and Performance Plan Summary/Budget 2006-07	25

AGRICULTURAL OUTLOOK

Revised estimates indicate record yields for some crops. Total production of 30.6 million tonnes, the biggest crop ever, is about 28 per cent more than the 10-year average. However, poor weather damaged last year’s crops and slashed the average price received by Saskatchewan farmers.

The economic forecast assumes that both the crop quantity and crop quality will be normal in each of the forecast years. Although improving, grain prices are expected to remain well below average. Cattle prices are also projected to improve, but hog prices are on the downswing of the price cycle.

26	Budget 2006-07/ Budget and Performance Plan Summary

OUTLOOK FOR AGRICULTURAL COMMODITY PRICES*
	2004	2005	2006	2007	2008
Wheat (C$/tonne)	78.70	111.40	125.00	152.60	156.50
Barley (C$/tonne)	86.10	80.40	73.70	85.00	88.60
Canola (C$/tonne)	275.00	239.00	228.40	237.30	257.60
Cattle (C$/cwt)	71.20	84.30	89.50	104.70	103.80
Hogs (C$/ckg)	168.90	138.80	127.50	153.80	148.10

* Prices of wheat, barley and canola are on crop year basis. Cattle and hog prices are on a calendar year basis.

SASKATCHEWAN’S ECONOMIC OUTLOOK

On-going strength in energy, mining and non-residential construction will sustain the Province’s economic growth over the forecast period. Business-focused tax cuts and expenditure increases will also add to the economic growth of the Province over the period.

Nominal GDP is forecast to rise by 5.0 per cent in 2006 and 3.2 per cent in 2007. Real GDP is forecast to increase by 2.5 per cent in 2006 and 2.7 per cent in 2007.

Inflation, as measured by the rate of increase in the Consumer Price Index (CPI), is projected to be stable at around 1.8 per cent over the period as the stronger Canadian dollar drives the import-sensitive components of the CPI lower and energy prices stabilize.

Employment is projected to rise by 3,200 in 2006 and 4,400 in 2007.

Private sector economic forecasters are more optimistic about 2006 and 2007, predicting growth of 3.1 per cent and 2.8 per cent, respectively. These private forecasting agencies are forecasting, on average, 3,600 new jobs in 2006 and 3,900 new jobs in 2007.

SASKATCHEWAN FORECAST SUMMARY
	2005		2006	2007	2008
Nominal GDP (% Change)	8.0		5.0	3.2	3.5
Real GDP (% Change)	3.1		2.5	2.7	2.7
CPI (% Change)	2	.3*	1.8	1.7	2.0
Employment Growth (000s)	3	.8*	3.2	4.4	4.1
Unemployment Rate (%)	5	.1*	5.2	5.1	5.1
Personal Income (% Change)	2.7		0.7	5.4	3.9
Retail Sales (% Change)	7	.6*	3.8	4.0	4.2

* Actual

Budget and Performance Plan Summary/Budget 2006-07	27

28	Budget 2006-07/ Budget and Performance Plan Summary

CONCLUSION

Continued strength in demand for non-renewable resource commodities and lucrative prices for these commodities will support the economic growth of the Province over the forecast period. Both nominal and real GDP are forecast to continue increasing at rates consistent with the Canadian average.

Crop production is an uncertainty in the forecast. A significant crop failure due to bad weather would detract from growth. A bumper harvest would add to growth.

Limited additional supplies combined with a major supply disruption could also send the price of oil significantly above expected levels. Higher oil prices will add to the economic growth of the Province. However, higher energy prices in combination with tight labour and product markets could lead to higher-than-expected inflation and trigger more interest rate increases.

Significantly higher-than-assumed interest rates could also lead to a stronger-than-expected Canadian dollar and retard economic growth.

Budget and Performance Plan Summary/Budget 2006-07	29

General Revenue Fund Financial Outlook

2005-06 GRF UPDATE

The current forecast of the General Revenue Fund (GRF) 2005-06 financial position is an improvement of $490.3 million relative to the 2005-06 Budget Estimate. The forecast improvement is composed of a $998.7 million increase in revenue, a $548.4 million increase in operating expense and a decrease of $40.0 million in interest costs.

The $998.7 million increase in the 2005-06 revenue forecast is mainly due to:

•	an increase of $535.4 million, or 44.9 per cent, in non-renewable resource revenue, mainly due to strong resource prices in 2005-06;

•	an increase of $344.4 million, or 9.3 per cent, in tax revenue, mainly due to increased economic activity in 2005-06; and,

•	an increase of $52.3 million, or 9.6 per cent, in transfers from Crown entities, mainly due to the one-time transfer from Crown Investments Corporation (CIC) related to the Saskatchewan Energy Share plan.

The $548.4 million increase in the 2005-06 operating expense forecast is mainly due to:

•	an increase of $158.8 million, or 59.9 per cent, in Agriculture and Food, primarily due to fully funding the 2004 and 2005 Canadian Agricultural Income Stabilization program;

•	an increase of $109.5 million, or 3.8 per cent, in Health, primarily to address the costs of collective bargaining, joint job evaluation, medical equipment and Project Hope;

•	an increase of $105.2 million, or 18.9 per cent, in Advanced Education and Employment, primarily for capital grants to post-secondary institutions;

•	an $80.8 million grant to SaskEnergy to provide short-term assistance to shield Saskatchewan consumers from high energy costs under the Saskatchewan Energy Share plan;

GRF 2005-06 FINANCIAL FORECASTS
(Millions of Dollars)	Budget Estimate	1st Quarter	Mid-Year	3rd Quarter	Current Forecast
Revenue	$7,007.5	$7,262.8	$7,850.9	$7,995.4	$8,006.2
Operating Expense	6,593.9	6,733.0	7,146.5	7,155.9	7,142.3

Operating Surplus	413.6	529.8	704.4	839.5	863.9
Interest Costs	588.0	588.0	558.0	555.7	548.0

Pre-FSF Balance	(174.4)	(58.2)	146.4	283.8	315.9
FSF Transfer	174.5	58.3	(11.3)	(17.4)	(17.4)

GRF Budget Balance	$0.1	$0.1	$135.1	$266.4	$298.5

30	Budget 2006-07/ Budget and Performance Plan Summary

•	an increase of $50.4 million, or 31.7 per cent, in Government Relations, primarily due to the Community Share 2006 program, flow-through funding for cities and communities as part of the federal gas tax revenue sharing initiative, and a top-up for municipal revenue sharing; and,

•	an increase of $18.5 million, or 15.0 per cent, in Corrections and Public Safety, primarily for the Provincial Disaster Assistance Program.

The increases are partially offset by a decrease of $25.3 million, or 14.7 per cent, in Environment, primarily due to savings in the forest fire management program.

The $40.0 million decrease in the interest costs forecast reflects rate savings on new debt issues and lower overall borrowing requirements.

The transfer into the Fiscal Stabilization Fund allows federal Early Learning and Child Care funding received in 2005-06 to be used in future years.

GRF FINANCIAL OUTLOOK

The 2006-07 GRF Budget represents the 13th consecutive balanced budget on a GRF basis and plans for a balanced GRF budget again in 2007-08.

GRF REVENUE OUTLOOK

Total GRF revenue is forecast to be $7.73 billion in 2006-07 and $7.65 billion in 2007-08.

OWN-SOURCE REVENUE

Own-source revenue is forecast to be $6.40 billion in 2006-07 and $6.31 billion in 2007-08. In both years, own-source revenue is expected to be about 82 per cent of total revenue.

Tax Revenue

Tax revenue is forecast to be $4,010.9 million in 2006-07 and $3,993.3 million in 2007-08. The forecast for tax revenue reflects a continuation of the strong economic performance experienced in 2005-06 as well as the impact of Business Tax Reform.

Budget and Performance Plan Summary/Budget 2006-07	31

•	The 2006-07 forecast reflects growth in Individual Income Tax revenue and Sales Tax revenue, mainly resulting from an expected continuation of growth in wages, retail sales and business investment.

•	Corporate tax revenue for 2006-07 is forecast to be above the 2005-06 Budget forecast, largely due to an expected continuation of growth in corporate profits and activity in the resource sector. Corporate Capital Tax revenue and Corporate Income Tax revenue for 2006-07, however, are forecast to be below the current 2005-06 forecast largely due to the estimated $95 million impact of Business Tax Reform, which grows to $155 million in 2007-08.

Non-renewable Resource Revenue

Non-renewable resource revenue is forecast to be $1,511.8 million in 2006-07 and $1,407.9 million in 2007-08.

•	Oil revenue for 2006-07 is forecast to be well above the level estimated in the 2005-06 Budget due mainly to an increase in the price forecast for WTI oil. The 2005-06 Budget assumed a price of US$38.50 per barrel, whereas the 2006-07 Budget price forecast is US$58.75 per barrel. Compared to the current 2005-06 forecast, however, oil revenue is expected to decline moderately in 2006-07, primarily due to a higher forecast for the value of the Canadian dollar, a slightly lower WTI price forecast, and the lower royalty rates on new oil.

•	Natural gas revenue for 2006-07 is estimated to be slightly below the level estimated in the 2005-06 Budget. The decline is due to lower forecast natural gas production, offsetting a higher price forecast for 2006-07.

FISCAL YEAR NON-RENEWABLE RESOURCE PRICE ASSUMPTIONS
	2004-05 Actual	2005-06 Budget	2005-06 Forecast	2006-07 Budget	2007-08 Forecast
WTI Oil (US$/barrel)	45.08	38.50	59.10	58.75	53.75
Differential (US$/barrel)	14.98	12.03	21.38	20.56	18.81
Natural Gas (C$/GJ)	6.14	5.94	8.36	6.86	6.88
Potash (C$/tonne)	233.07	242.25	287.46	280.24	280.86
Canadian Dollar (US cents)	78.4	83.0	83.9	86.9	87.4

Transfers from Crown Entities

Transfers from Crown Entities are expected to be $536.6 million in 2006-07, $61.7 million below the current forecast for 2005-06, and $559.5 million in 2007-08.

•	The $61.7 million reduction is mainly the result of the one-time contribution from CIC in 2005-06 for the Saskatchewan Energy Share plan.

•	Net income from liquor and gaming activities is estimated to be $334.1 million in 2006-07, a modest increase from the 2005-06 Budget estimate of $330.7 million. The increase is due to higher VLT and liquor revenue, reflecting the moderating effects of the smoking ban.

Other Own-Source Revenue

Other own-source revenue is expected to be $344.3 million in 2006-07, marginally below the 2005-06 Budget Estimate. The forecast for 2007-08 is $352.7 million.

32	Budget 2006-07/ Budget and Performance Plan Summary

TRANSFERS FROM THE GOVERNMENT OF CANADA

Transfers from the Government of Canada are estimated to be $1,323.6 million in 2006-07 and $1,341.4 million in 2007-08.

Canada Health Transfer (CHT) and Canada Social Transfer (CST)

Federal transfers for health and social programs (CHT and CST) are estimated to be $1,109.2 million in 2006-07, an increase of $149.1 million from the 2005-06 Budget estimate.

Equalization

Saskatchewan’s Equalization entitlements in 2006-07 are forecast to be zero based on the current Interim Agreement. Under the agreement, entitlements are based on a three-year average, in all of which Saskatchewan was a “have” province and, therefore, will receive no Equalization this fiscal year.

Other Transfers from the Government of Canada

Other federal transfers are estimated to be $214.4 million in 2006-07, an increase of $29.1 million from the 2005-06 Budget estimate, primarily due to federal gas tax revenue sharing and the Federal Public Transit program.

Budget and Performance Plan Summary/Budget 2006-07	33

GRF EXPENSE OUTLOOK

Total GRF expense (operating expense plus interest costs) is forecast to be $7.70 billion in 2006-07 and $8.07 billion in 2007-08.

GRF Operating Expense

GRF operating expense is forecast to be $7.15 billion in 2006-07 and $7.51 billion in 2007-08.

GRF operating expense in 2006-07 will be allocated as follows:

•	Health at $3,178.6 million, or 44.5 per cent;

•	Learning at $906.2 million, or 12.7 per cent;

•	Advanced Education and Employment at $603.9 million, or 8.4 per cent;

•	Community Resources at $602.4 million, or 8.4 per cent;

•	Highways and Transportation at $288.9 million, or 4.0 per cent;

•	Agriculture and Food at $264.9 million, or 3.7 per cent; and,

•	remaining departments and agencies at $1,304.3 million, or 18.3 per cent.

34	Budget 2006-07/ Budget and Performance Plan Summary

Interest Costs

Interest costs are estimated to be $551.0 million in 2006-07 and $568.0 million in 2007-08. The increase in interest costs over the forecast period is mainly due to higher forecast interest rates and debt levels.

Interest costs over the current forecast period represent about 7.1 per cent of total GRF revenue. The current interest-to-revenue ratio is comparable to what it was in 1986-87, and is well below the 1993-94 peak of 18.7 per cent.

Budget and Performance Plan Summary/Budget 2006-07	35

FINANCIAL MANAGEMENT

The GRF is expected to have a 2006-07 surplus of $26.9 million prior to the transfer from the Fiscal Stabilization Fund (FSF). A transfer of $75.0 million from the FSF brings the 2006-07 surplus estimate to $101.9 million. The entire 2006-07 surplus will be allocated to permanent debt reduction. This will bring total permanent debt reduction to $446.6 million over the 2004-05 to 2006-07 period.

Fiscal Stabilization Fund

The 2006-07 Budget estimate incorporates a transfer of $75.0 million from the FSF to the GRF to achieve a $101.9 million surplus under The Balanced Budget Act. The transfer is forecast to leave a balance of $690.9 million in the FSF at the end of 2006-07.

Further information is provided in the Fiscal Stabilization Fund paper.

Permanent Debt Reduction

Surpluses in the GRF contribute to GRF debt reduction in the year the surplus is realized.

In some years, portions of the GRF surplus are allocated to future capital spending. These portions of the annual surplus contribute to debt reduction in the year they occur, but the future spending of allocated portions of the surplus contributes to increased debt in the future. Thus, the portion of a present surplus that is allocated to future spending represents a temporary contribution to debt reduction.

The portion of a present surplus that is not allocated to future spending needs represents permanent debt reduction.

In 2004-05, $203.3 million of the $382.6 million surplus was allocated to future capital projects, leaving $179.3 million as permanent debt reduction. In 2005-06, $133.1 million of the $298.5 million surplus is to be allocated to future capital projects, leaving $165.4 million as permanent debt reduction. In 2006-07, the entire GRF surplus of $101.9 million is to be allocated to permanent debt reduction. Over these three years, there will be a contribution of $446.6 million to permanent debt reduction.

ALLOCATION OF GRF SURPLUS
(Millions of Dollars)	2004-05*	2005-06	2006-07	2007-08
GRF Surplus	382.6	298.5	101.9	100.0
In-year allocation to
future capital projects	203.3	133.1	0.0	0.0

Permanent Debt Reduction	179.3	165.4	101.9	100.0

* Actual

36	Budget 2006-07/ Budget and Performance Plan Summary

FOUR-YEAR FINANCIAL OUTLOOK

Over the current four-year period covered by The Balanced Budget Act, the GRF is expected to have a cumulative balance of $883.0 million.

Over three-quarters of this four-year balance is due to improvements in 2004-05 and 2005-06. For the remaining two years, the GRF is expected to have surpluses of about $100 million.

GRF FINANCIAL OUTLOOK
(Millions of Dollars)	2004-05*	2005-06	2006-07	2007-08
Revenue	$7,791.8	$8,006.2	$7,727.2	$7,654.8
Operating Expense	6,447.9	7,142.3	7,149.3	7,506.8

Operating Surplus	1,343.9	863.9	577.9	148.0
Interest Costs	578.8	548.0	551.0	568.0

Pre-FSF Balance	765.1	315.9	26.9	(420.0)
FSF Transfer	(382.5)	(17.4)	75.0	520.0

GRF Budget Balance	$382.6	$298.5	$101.9	$100.0

GRF Cumulative Balance	$382.6	$681.1	$783.0	$883.0

FSF Balance	$748.5	$765.9	$690.9	$170.9

* Actual

Budget and Performance Plan Summary/Budget 2006-07	37

Federal Equalization:
Saskatchewan’s Case for Fairness

GENERAL

In 1982, the federal government introduced section 36(2) of the Constitution Act, 1982 to prescribe its commitment to the principle of fiscal equity among provinces. This section states:

Parliament and the government of Canada are committed to the principle of making equalization payments to ensure that provincial governments have sufficient revenues to provide reasonably comparable levels of public services at reasonably comparable levels of taxation.

In the same year, the federal government introduced two major reforms to the existing equalization program that significantly reduced the program’s effectiveness to meet this commitment:

•	the basis on which provincial entitlements were determined was changed from the consideration of all ten provinces to five provinces, specifically excluding Alberta, Canada’s wealthiest province, and the Atlantic provinces; and,

•	energy revenue was fully included in the program as a provincial revenue source.

Saskatchewan has been negatively affected by these reforms in two ways. First, our Province and all other equalization recipient provinces experienced a significant reduction in program entitlements due to a lower program standard caused by Alberta’s exclusion.

Second, Saskatchewan experienced a significant rise in the “clawback rate” 1 associated with the receipt of provincial energy revenue. Professor Thomas Courchene wrote a paper in 2004 entitled Confiscatory Equalization: The Intriguing Case of Saskatchewan’s Vanishing Energy Revenues which revealed that in fiscal 2000-01, the clawback rate on Saskatchewan’s energy revenue reached 108 per cent, effectively causing a loss in provincial revenue from energy development for that year.

As Professor Courchene concluded in his paper, this was not a one-time phenomenon for Saskatchewan. The 1982 changes to equalization have caused an alarming reduction in the net financial gains to the people of Saskatchewan from energy development in the province – from about 70 per cent in 1981-82 to negative eight per cent in 2000-01.

Other provinces do not face these confiscatory levels of clawback on their natural resource revenue. In particular, Newfoundland and Labrador and Nova Scotia are both excluded from any loss of their energy revenue due to special arrangements with the federal government.

[1]	Clawback rate refers to the equalization reductions experienced by a provincial government when it raises incremental revenue. For example, if Saskatchewan raises $100 million in energy revenue and suffers an offsetting reduction in equalization of $90 million, the clawback rate is 90 per cent.

38	Budget 2006-07/ Budget and Performance Plan Summary

Kenneth Boessenkool, a respected author of numerous articles concerning equalization, expressed a similar view in his paper entitled Taking off the Shackles (2001):

... eliminating nonrenewable resources from the equalization formula would eliminate the shackles of the taxback [clawback] under which recipient provinces lose up to 100 per cent of nonrenewable resource revenue via a reduction in equalization entitlements. Thus, recipient provinces would have greater incentives to develop their nonrenewable resources. The resulting economic benefits of doing so would be reflected in the equalization entitlement only as their economies improved – as reflected in wages and other tax bases.

FEDERAL CONSERVATIVE GOVERNMENT

The new federal government is on record as supporting the full exclusion of non-renewable natural resources from the equalization program.

In its election platform, entitled Stand Up for Canada, the federal Conservative Party committed to:

Work to achieve with the provinces permanent changes to the equalization formula which would ensure that non-renewable natural resource revenue is removed from the equalization formula to encourage economic growth.

The Government of Saskatchewan believes that the federal Conservative Government commitment is a sound foundation for equalization reform and should be introduced without delay. It would bring a renewed sense of fairness under equalization and would provide Saskatchewan residents with the financial resources necessary to strengthen our public services while also improving our ability to compete for investment and jobs, particularly for our youth.

Budget and Performance Plan Summary/Budget 2006-07	39

FINANCIAL IMPLICATIONS FOR SASKATCHEWAN

Saskatchewan is currently experiencing a very positive period of high international resource prices. For 2006-07, it is expected that over $1.5 billion in non-renewable resource revenue will be generated from Saskatchewan’s resource developments.

However, Saskatchewan will lose a significant portion of this revenue, about $1 billion, from the clawback of equalization under the existing formula for determining program benefits. For the upcoming year, Saskatchewan will receive no equalization while Manitoba will benefit from almost $1.7 billion. Nova Scotia and Newfoundland and Labrador continue to receive equalization while retaining 100 per cent of their energy revenue.

The implementation of the federal Conservative Party commitment on equalization presents a significant fiscal and economic opportunity for our province. The following table estimates the potential benefit to Saskatchewan residents of returning to a ten-province standard and excluding non-renewable natural resource revenue from the equalization formula, using the 2005-06 fiscal year.

The people of Saskatchewan voted for the new federal government, in part, because of the federal Conservative Party commitment that the equalization program would be reformed to exclude non-renewable natural resources. The federal Conservative Government must honour this commitment.

This change will ensure that the residents of Saskatchewan benefit from the development of the resources that belong to them and it will help clear the path to secure the long term future of this province, through improved public services and more competitive taxation levels.

ESTIMATE OF SASKATCHEWAN'S ENTITLEMENTS UNDER A TEN-PROVINCE STANDARD WITH FULL EXCLUSION OF NON-RENEWABLE NATURAL RESOURCE REVENUE
(Millions of Dollars)	2005-06
Ten-Province Standard with Full Non-renewable Resource Exclusion	$1,123
Less: Interim Arrangement	89

Change in Equalization Cash	1,034
Less: Impact of Associated Equalization*	140

Net Impact	$894

Source: Based on October 2005 Federal Equalization Estimates

*	The federal government equalizes the tax points that were transferred to provinces in support of health and social programs. Receiving provinces receive additional cash through the equalization program and non-receiving provinces through Canada Health Transfer (CHT) and Canada Social Transfer (CST). When a province moves off equalization, it loses the benefit of associated equalization but is compensated through higher CHT and CST

40	Budget 2006-07/ Budget and Performance Plan Summary

NEXT STEPS

Saskatchewan is pleased that elected representatives of the federal government have made recent statements confirming that it remains committed to the removal of non-renewable natural resource revenue from the equalization formula.

The federal government has also commissioned an independent panel of experts to examine equalization. This panel sought the views of governments, experts, public policy institutes, academics and interested members of the public on equalization matters. During this time, it met with the Government of Saskatchewan on three occasions to discuss our concerns and recommendations for reform in addition to numerous informal discussions between the federal and provincial departments.

Saskatchewan is hopeful that this panel will recognize the unique attributes of non-renewable resource revenue. As Saskatchewan stated in its formal presentation to this panel in June 2005, full exclusion of non-renewable natural resource revenue from the formula would recognize:

•	the unfairness of Saskatchewan's current circumstances vis-à-vis other energy producing provinces;

•	the provincial constitutional ownership of natural resources, whereby the financial benefits from the depletion of those resources should rest with that province;

•	the high cost of regulating and servicing the resource sector that Saskatchewan currently has to absorb; and,

•	the one-time and depleting nature of these resources – the current equalization formula deprives Saskatchewan of its ability to reinvest the financial benefits from the extraction and development of these resources.

CONCLUSION

In order for Saskatchewan to achieve its full economic potential, it must be permitted to retain the financial benefits from the extraction and development of our non-renewable natural resources. This will allow our province to compete with provinces that do not experience excessive clawback rates on their resource developments.

The federal government must move quickly to meet their commitment to address the unfairness that exists in the treatment of non-renewable resources revenue under the current formula. Saskatchewan residents expect to be treated fairly by their federal government, where comparable levels of public services can be provided at competitive taxation levels.

Budget and Performance Plan Summary/Budget 2006-07	41

A Plan for Growth and Opportunity:
Business Tax Reform

CONTEXT FOR REFORM

The 2005-06 Saskatchewan Budget announced the Government’s intention to commission an independent review of the provincial business tax system. Its objective is to achieve an improved business climate to promote economic development and diversification and expand employment opportunities for Saskatchewan residents.

With these goals in mind, the Saskatchewan Business Tax Review Committee* undertook an eight-month study of the provincial business tax system. The Committee’s report provided the Government with a balanced and unbiased assessment of the tax system’s impact on Saskatchewan’s economic climate for investment and job creation.

Public response to the Committee’s report was widespread and clearly supports the reform of business taxes in order to foster business and employment growth. Reform of the business tax system is viewed as a key component, together with continued public investment in training and infrastructure, in creating an environment that will ensure continued economic growth and a strong provincial revenue base in support of vital public services.

The Committee’s report and the public’s response provide the framework for business tax reform in Saskatchewan that will encourage new investment and job creation. This reform begins immediately and will be fully implemented by July 1, 2008.

Key components of the reform include eliminating the general Corporation Capital Tax (CCT) and re-structuring the Corporation Income Tax (CIT) system, including a reduced general tax rate, an expanded small business threshold and a refundable tax credit for capital investments in the value-added sector. Together, these initiatives will help promote sustainable economic development and expand employment opportunities for all Saskatchewan residents, particularly young people.

BUSINESS TAX REFORM INITIATIVES

CORPORATION CAPITAL TAX

Commencing July 1, 2006, Saskatchewan will begin a phased elimination of the general CCT rate for all corporations, other than provincial Crown corporations and financial institutions, to be completed July 1, 2008. For new capital investments in Saskatchewan, the general CCT is eliminated as of July 1, 2006.

*	The Saskatchewan Business Tax Review Committee, consisting of Jack Vicq, FCA, Charlie Baldock, CA and Cheryl Shepherd, CA, was appointed by the Government on March 29, 2005 and submitted its report to the Government on November 24, 2005.

42	Budget 2006-07/ Budget and Performance Plan Summary

CORPORATION CAPITAL TAX REFORM IMPLEMENTATION PLAN
	Current	2006*	2007*	2008*
General CCT Rate
- Existing Capital	0.6%	0.3%	0.15%	--
- New Capital	0.6%	--	--	--
CCT Surcharage Rates
- General Rate	3.6%	3.3%	3.1%	3.0%
- 4th Tier Rate	2.0%	1.85%	1.75%	1.7%

* All measures effective July 1 of each year.

In conjunction with the phased elimination of the general CCT rate, Saskatchewan will reduce the CCT Resource Surcharge rates levied on Saskatchewan resource production. The general Surcharge rate will be gradually reduced from 3.6 per cent of resource sales to 3.0 per cent, and the special rate for fourth tier oil and gas production will be reduced from 2.0 per cent of resource sales to 1.7 per cent.

CORPORATION INCOME TAX

Commencing July 1, 2006, Saskatchewan will begin a phased reduction of the general CIT rate from 17 per cent to 12 per cent, to be completed July 1, 2008.

Commencing July 1, 2006, Saskatchewan will also begin a phased increase of the income threshold to which the five per cent small business tax rate applies, from the current $300,000 to $500,000, to be completed by July 1, 2008.

Effective immediately, the existing Investment Tax Credit (ITC) for manufacturing and processing (M&P) capital acquisitions is converted into a refundable tax credit for all capital acquisitions occurring after Budget night. All other eligibility rules for earning new ITCs will remain the same as under the current program. Unclaimed ITC balances earned prior to this announcement will have their carry forward period extended to ten years from the current seven years, allowing more time for companies to utilize these outstanding balances.

CORPORATION INCOME TAX REFORM IMPLEMENTATION PLAN
	Current	2006*	2007*	2008*
General CIT Rate	17%	14%	13%	12%
Small Business Threshold	$300,000	$400,000	$450,000	$500,000
ITC on M&P Capital - Future	Non-	Fully Refundable
ITC on M&P Capital - Prior	Refundable	Extend Carry Forward to 10 Years

* All measures effective July 1 of each year, except that changes to the ITC are effective as of April 7, 2006.

Budget and Performance Plan Summary/Budget 2006-07	43

IMPACTS OF TAX REFORM

BUSINESS TAX COMPETITIVENESS

Saskatchewan’s business tax reform will significantly improve the province’s competitive standing. Statutory tax rates will quickly be brought back into line with neighbouring jurisdictions.

The significance of this reform should have an immediate impact on investor and business attitudes towards Saskatchewan. Statutory tax rates are the most transparent means of demonstrating the investment “friendliness” of a jurisdiction.

Saskatchewan’s marginal effective and average tax rates will also become much more competitive as a result of tax reform. Saskatchewan’s overall marginal effective tax rate (METR) will fall 8.9 percentage points, from 38.9 per cent to 30.0 per cent.

Eliminating the general CCT and significantly reforming the CIT structure will make Saskatchewan’s average business tax rate competitive. The average business tax rate, based on a measurement of Saskatchewan’s business tax load, will decline from being the second highest in Canada to a competitive position with other provinces.

Whether a business looks to statutory, marginal or average tax rates, Saskatchewan’s tax system will now be much more attractive on all counts and will support the province’s other competitive advantages – such as a highly productive workforce, low cost of commercial property, competitive utility and insurance costs and high quality public services.

PROVINCIAL BUSINESS TAX RATES (including announced policy intentions)
	BC	AB	SK	MB	ON
CCT - General rate	--	--	--	0.4%	--
CIT - General rate	12%	10%	12%	13%	14%
- M&P rate	12%	10%	10%	13%	12%
- SmBus rate	4.5%	3%	5%	3%	5.5%
- SB threshold	$400,000	$400,000	$500,000	$400,000	$400,000
Labour-based levies*	Yes	Yes	No	Yes	Yes

*	Labour-based levies include business payroll taxes, and health care premiums which are often paid by employers on their employees’ behalf.

44	Budget 2006-07/ Budget and Performance Plan Summary

Source - Finance Canada: The British Columbia, Alberta and Manitoba METRs do not incorporate recently announced tax reductions.

CONTRIBUTION TO PUBLIC SERVICES

Businesses derive many direct and indirect benefits from the public goods provided by governments and financed through taxes. Businesses should therefore be expected to pay provincial taxes, and these taxes must balance the competing interests of ability-to-pay and tax competitiveness.

Saskatchewan's business tax reform will reduce business tax revenue as a percentage of provincial Gross Domestic Product (GDP) from 4.1 per cent to 3.6 per cent, which is representative of the national average. However, tax reform will also encourage businesses to increase their income and capital allocations to Saskatchewan, resulting in an expansion of the provincial revenue base.

Budget and Performance Plan Summary/Budget 2006-07	45

ECONOMIC IMPACTS – INVESTMENT AND EMPLOYMENT

Reducing Saskatchewan’s general corporate tax rates should have an immediate effect on the province’s investment attractiveness. It will promote a more positive, business-friendly attitude and have a significant direct impact on the expected rates of return on capital investments in Saskatchewan.

Economic modelling of Saskatchewan’s tax reforms, conducted by the federal government, has predicted that the higher after-tax return on capital resulting from tax reform will have a strong stimulant effect on investment in all sectors of the provincial economy. In particular, the manufacturing, construction and resource sectors will experience significant investment growth (with long-term investment over nine per cent higher than could otherwise be expected).

Expanding capital investment is expected to result in increased economic growth and employment, greater employee productivity, higher wages and greater personal consumption. Employment will be positively impacted not only by stronger economic growth, but also by higher wages. It is expected that tax reform will result in long-term economic growth and wage growth that are each at least three per cent greater than could otherwise be expected.

These economic impacts will translate into tangible benefits for Saskatchewan residents. A growing economy generates more and better employment opportunities in a broader range of occupations, particularly for Saskatchewan’s youth.

FINANCIAL IMPLICATIONS OF TAX REFORM

When fully implemented, business tax reform will result in an overall reduction in provincial tax revenue of about $190 million annually.

FISCAL IMPACT OF BUSINESS TAX REFORM
(Millions of Dollars)	2006-07	2007-08	2008-09	2009-10
CCT Reforms	$48.8	$82.6	$108.9	$120.2
CIT Reforms	46.5	88.2	109.6	119.8

Subtotal	95.3	170.8	218.5	240.0
Reversal of Income Shifting*		(15.0)	(40.0)	(50.0)

Total	$95.3	$155.8	$178.5	$190.0

*	Income shifting refers to the tax leakage that occurs when businesses re-allocate taxable income and capital to lower tax rate jurisdictions throught legitimate tax planning. It is expected that business tax reform will result in a reversal of income shifting, to the benefit of Saskatchewan.

46	Budget 2006-07/ Budget and Performance Plan Summary

TRANSITION TO TAX REFORM

Tax reform will gradually eliminate the general CCT and improve the attractiveness of Saskatchewan as a location for major capital investments.

To provide an immediate incentive for new investment in the province, new capital investments by corporations eligible for the elimination of the general CCT will be exempt from the CCT during the transitional period. Qualifying investments will be defined in legislation and will include additions to a corporation’s depreciable capital property in Saskatchewan between July 1, 2006 and June 30, 2008.

As a consequence of the federal government’s initiative to re-introduce full deductibility of provincial resource royalties for federal and provincial CIT purposes, the Saskatchewan Royalty Tax Rebate is no longer necessary and will be allowed to wind down. Commencing January 1, 2007, the carry forward period for any outstanding Royalty Tax Rebate balances will be limited to seven years.

As part of its review of business taxes, the Government examined the Provincial Sales Tax (PST) and noted that any reform of Saskatchewan’s PST structure will have major implications for provincial residents. Before making any decision in favour of or against the harmonization of the PST with the federal Goods and Services Tax, Saskatchewan needs to carefully weigh all of the advantages and disadvantages.

In addition, Saskatchewan needs to ensure that it has the fiscal resources to support a major sales tax reform. The Government is therefore deferring further consideration of sales tax harmonization.

CONCLUSION

Saskatchewan’s business tax reform successfully addresses the Government’s objective of establishing an improved business climate in Saskatchewan.

The Government recognizes that business tax reform alone is not enough – that a growing economy needs a well-trained, highly-skilled workforce, world-class infrastructure and high quality public services. To ensure all of these elements are also in place will require continued public investment, which must be financed through a strong provincial revenue base fuelled by future economic growth.

The development of both the provincial economy and provincial social programs must therefore progress together. Business tax reform represents an important step in the Government’s plan for growth and opportunity for all Saskatchewan residents.

For more information on the business tax reform initiatives, please refer to the document entitled A Plan for Growth and Opportunity: Business Tax Reform in Saskatchewan, or contact:

Saskatchewan Finance
Taxation and Intergovernmental Affairs Branch
2350 Albert Street
Regina, Saskatchewan
S4P 4A6

Telephone: 1-800-667-6102

Budget and Performance Plan Summary/Budget 2006-07	47

Saskatchewan’s Tax Expenditures

INTRODUCTION

Although the primary purpose of taxation is to raise revenue, governments also attain some of their social and economic goals by reducing the taxes paid by certain taxpayers. These reductions are commonly called “tax expenditures” and include such measures as exemptions, deductions, tax credits, preferential tax rates or deferrals. Each provides special or preferential treatment to certain taxpayers or to certain types of activity. Taken together, they provide assistance to a variety of individuals and businesses, including families, farmers, senior citizens and small businesses.

While tax expenditures are usually absorbed in the overall revenue estimates and are not presented in the same way as direct spending programs, they reduce the amount of revenue generated by a government and they affect a government’s fiscal position in the same way as direct expenditures.

THE RATIONALE FOR TAX EXPENDITURES

Tax expenditures can achieve a number of objectives, such as enhancing the fairness of the tax system or promoting certain types of economic activity. In pursuing these objectives, some tax expenditures have become fundamental elements of the tax system.

Saskatchewan’s sales tax does not apply to certain basic items such as food, residential natural gas, residential electricity, children’s clothing and reading materials, thereby reducing the taxes paid by families consuming these basic items. This treatment is in contrast to the federal Goods and Services Tax (GST) and the sales taxes of provinces that have harmonized their sales taxes with the GST, since those taxes apply to a much broader range of goods and services purchased by families.

In recognition of the importance of agriculture to Saskatchewan, the Province’s Fuel Tax exemption provides tax-free treatment to farm-use diesel fuel, through a fuel-coloring program, and a partial exemption of farm-use gasoline when purchased in bulk.

In 2001, Saskatchewan’s personal income tax shifted from a complex system of taxes, surtaxes and a low income reduction to a simplified tax structure applied directly to taxable income as defined for federal income tax purposes. Deductions that contribute to the federal determination of taxable income, such as the deduction for Registered Retirement Savings Plan contributions, continue to affect Saskatchewan income tax revenue. The impacts of several of these deductions are estimated in this paper.

48	Budget 2006-07/ Budget and Performance Plan Summary

The Government of Saskatchewan improved the fairness of its personal income tax system by introducing a progressive three-rate tax structure on taxable income along with distinct provincial non-refundable tax credits. For the 2006 taxation year, the Saskatchewan basic and spousal tax credit amounts are $8,589. In addition, the provincial tax system provides a supplement to the age amount, which has increased to $1,074 for the 2006 tax year, and a dependent child amount, which has increased to $2,684 per child for 2006. This paper also provides estimates of the revenue impacts of several of the provincial non-refundable tax credits.

To improve the distribution of corporate taxes, Saskatchewan levies a lower income tax rate on small businesses. The current small business corporate income tax rate of five per cent is significantly lower than the general corporate income tax rate.

The corporate income tax rate on manufacturing and processing (M&P) profits is reduced to as low as ten per cent, depending upon the level of a corporation’s business activity in Saskatchewan. Saskatchewan also provides an Investment Tax Credit to assist M&P companies that invest in qualifying new or used M&P assets for use in Saskatchewan.

ASSOCIATED COSTS

While tax expenditures serve important social and economic objectives, the introduction of any tax expenditure results in associated costs. These costs take several forms.

•	First, there is the cost of forgone revenue. Tax expenditures result in the reduction of revenue collected and have a significant impact on a government’s financial position.

•	Second, tax expenditures may add to the complexity of the tax system, leading to increased administrative effort by both taxpayers and governments.

•	Third, tax expenditures may create distortions in consumer and other economic behaviour. For example, the exemption for restaurant meals and snack foods provides preferential treatment for this category of consumer expenditure.

•	Finally, tax expenditures may create increased compliance costs for both businesses and consumers.

GOVERNMENT OF CANADA TAX EXPENDITURES

The federal government produces a detailed presentation on tax expenditures that are part of the federal tax system. The 2005 estimates of federal tax expenditures include projections to the year 2007 as well as historical data.

Since Saskatchewan’s personal and corporate income taxes are based upon the federal definition of taxable income, many of the federal tax expenditures have an impact on Saskatchewan’s revenue. Readers interested in examining the federal government’s presentation of tax expenditures are invited to contact the Finance Canada Distribution Centre in Ottawa or visit the website www.fin.gc.ca (and click on “Publications”).

Budget and Performance Plan Summary/Budget 2006-07	49

2006 SASKATCHEWAN TAX EXPENDITURES

Saskatchewan’s personal income tax system for 2006, including Saskatchewan’s family tax credits and income tax brackets, is indexed to the national rate of inflation of 2.2 per cent. This is reflected in the estimates that follow, as is the 2006 enhancement to the Post-Secondary Graduate Tax Credit.

Effective for the 2006 taxation year, an income tax credit is being introduced in respect of the cost of an employee’s eligible tools purchased as a requirement of his or her employment. This tax credit has two components: a one-time trade entry tool amount that recognizes the high cost of the initial purchase of work-related tools, and an annual maintenance tool amount that recognizes the ongoing cost of maintaining tools. Details of this initiative are presented at the end of this paper.

The Mineral Exploration Tax Credit expired on December 31, 2005. The expenditure period for funds raised under the program concludes at the end of 2006.

Commencing in 2006, Saskatchewan begins a multi-year reform of provincial business taxes. The following 2006 elements of the reform are reflected in this year’s tax expenditure estimates.

•	Effective immediately, the current seven per cent Investment Tax Credit for M&P acquisitions is converted from a non-refundable tax credit to a refundable tax credit and the carry forward period for unused credits is extended to 10 years.

•	Effective July 1, 2006:

~	the general Corporation Capital Tax (CCT) rate will be cut in half, from 0.6 per cent to 0.3 per cent;

~	the CCT Resource Surcharge rates will be reduced from 3.6 per cent (the general rate) and 2.0 per cent (the special rate for fourth tier oil and gas) to 3.3 per cent and 1.85 per cent respectively;

~	the general Corporation Income Tax (CIT) rate will be reduced from 17 per cent to 14 per cent; and,

~	the income threshold for the current five per cent small business CIT rate will rise from $300,000 to $400,000.

The following tables provide estimates of the major tax expenditures of the Government of Saskatchewan in 2006, calculated using tax collection data and Statistics Canada data.

50	Budget 2006-07/ Budget and Performance Plan Summary

2006 Government of Saskatchewan Tax Expenditure Accounts (Value of Tax Expenditures in Millions of Dollars)
Sales Tax

Exemptions
1. Children's clothing and footwear	$8.4
2. Prescription drugs	32.2
3. Electricity	47.4
4. Farm machinery and repair parts	57.7
5. Fertilizer, pesticide and seed	110.2
6. Food
- Restaurant meals and snack foods	57.5
- Basic groceries	124.6
7. Natural gas	44.9
8. Reading materials	12.5
9. Services
- Construction	247.9
- Other	34.8
10. Used goods - exemption amounts	6.0
11. Direct agents	11.2
12. Eligible energy efficient appliance, furnaces and boilers	2.4
13. Toll-free telephone services	0.3
14. Municipal fire trucks	0.1
15. Mineral exploration equipment	0.1

Fuel Tax

1. Exemption for farm activity	$112.3
2. Exemption for heating fuels	19.6
3. Exemption for primary producers	2.5

Personal Income Tax

Deductions from Income
1. Registered Pension Plan contributions	$47.1
2. Registered Retirement Savings Plan contributions	94.2
3. Annual union, professional or like dues	10.4
4. Child care expenses	6.5
5. Moving expenses	1.7
6. Carrying charges	7.6
7. Allowable employment expenses	11.4
8. $500,000 capital gains deduction	24.5

Budget and Performance Plan Summary/Budget 2006-07	51

Saskatchewan Non-refundable Tax Credits
1. Basic personal tax credit	$511.9
2. Spousal tax credit	28.8
3. Equivalent-to-spouse tax credit	15.3
4. Age tax credit	37.4
5. Supplement to the age tax credit	10.8
6. Dependent child tax credit	39.9
7. Canada Pension Plan contributions tax credit	49.3
8. Employment Insurance premiums tax credit	18.5
9. Pension income tax credit	9.6
10. Tuition and education tax credit	25.2
11. Student loan interest tax credit	1.2
12. Disability tax credit	8.3
13. Caregiver tax credit	0.7
14. Medical expenses tax credit	19.1
15. Charitable contributions tax credit	30.7

Other Saskatchewan Tax Measures
1. Saskatchewan Sales Tax Credit	$34.0
2. Labour-sponosred Venture Capital Tax Credit	7.3
3. Post-Secondary Graduate Tax Credit	4.9
4. Employees' Tool Tax Credit	2.9
5. Political Contributions Tax Credit	1.3

Corporation Income Tax

1. Lower tax rate for small business	$159.8
2. Royalty Tax Rebate	8.0
3. Manufacturing and Processing Profits Tax Reduction	11.8
4. Investment Tax Credit for Manufacturing and Processing	25.4
5. Research and Development Tax Credit	10.0

Corporation Capital Tax

1. General exemption of up to $20,000,000	$20.1
2. Exemption for co-operatives, credit unions, family farm
corporations and insurance companies	8.0

52	Budget 2006-07/ Budget and Performance Plan Summary

EMPLOYEES’ TOOL TAX CREDIT

GENERAL

Skilled tradespeople are able to deduct the cost of their tools for income tax purposes if they are self-employed. On the other hand, employees generally do not receive tax recognition for the cost of tools that they must supply themselves as a condition of their employment. This can be a significant cost impediment for workers employed in a skilled trade.

Beginning in 2006, a provincial income tax credit is introduced to recognize the costs associated with purchasing, replacing and upgrading eligible tools by qualifying employees as a condition of their employment. The tax credit consists of two components: a one-time trade entry amount and an annual maintenance amount. The maximum amount for each component is dependent upon the trade group that the individual is employed in. The tool tax credit is calculated as 11 per cent of the specified credit amounts for each of the trade groups.

TRADE GROUPS

The four basic trade groupings, as well as the maximum amounts that may be claimed for the one-time trade entry tax credit and the annual maintenance tax credit, are shown in the table below.

ONE-TIME TRADE ENTRY AMOUNT

The one-time trade entry tax credit amount is intended to recognize the high initial cost of tools that are required to be purchased by employees to enter their trade. To be eligible for the one-time trade entry credit, the following conditions apply:

•	the employee must be performing a designated task in one of the four trade group categories;

•	the employment must represent the employee's primary source of income;

•	the tools must be purchased as a condition of employment; and,

•	the actual cost of the tools purchased in the year in which the tradesperson commences employment must exceed the gross credit amount for that trade group.

TRADE GROUPS AND TAX CREDIT AMOUNTS
		One-Time Entry		Annual Maintenance
	Trade Groups	Amount	Tax Credit	Amount	Tax Credit
Group 1	Hair stylist, bricklayer, drywaller, roofer, insulator, glazier, painter, floor covering installer	$ 1,350	$ 148	$ 300	$ 33

Group 2	Plumber, pipe fitter, gas fitter carpenter, electrician, sheet metal worker, boiler maker, iron worker, auto body repairer	$ 5,000	$ 550	$ 1,000	$ 110

Group 3	Vehicle mechanics	$ 9,000	$ 990	$ 1,500	$ 165

Group 4	Heavy-duty mechanics	$ 12,500	$ 1,375	$ 2,500	$ 275

Budget and Performance Plan Summary/Budget 2006-07	53

The one-time trade entry credit may only be claimed in the year in which the individual commences employment in a particular trade. The credit may only be earned once in a lifetime. Individuals who are not able to use the entire trade entry amount in their first year of employment can carry forward the unused portion for up to an additional two taxation years.

ANNUAL MAINTENANCE AMOUNT

The annual maintenance tax credit amount is intended to recognize the ongoing cost to a tradesperson of maintaining his or her tools that are required as a condition of employment. To be eligible for the maintenance tax credit, the following conditions apply:

•	the employee must be performing a designated task in one of the four trade group categories;

•	the employment must represent the employee's primary source of income; and,

•	the tools must have been purchased as a condition of employment.

This credit must be claimed in the current taxation year, with no carry forward permitted for unused amounts.

ELIGIBILITY AND ADMINISTRATION

Saskatchewan will be asking the Canada Revenue Agency to assist in administering the employees’ tool tax credit by requesting that employees and employers complete a provincial tax form, similar to the existing federal T2200 Declaration of Conditions of Employment, declaring that:

•	the individual is an eligible employee performing a designated task;

•	a legitimate employment relationship exists; and,

•	the tools were required as a condition of employment.

Individuals will file this declaration with their income tax return and compute and claim the tax credit as a reduction from their Saskatchewan income tax payable.

54	Budget 2006-07/ Budget and Performance Plan Summary

2006 Intercity Comparison of Taxes
and Household Charges

A number of factors contribute to the quality of life enjoyed by individuals and families in Saskatchewan and across Canada. For example, access to excellent health care, education and social services is a key part of the overall quality of life.

Two other important factors that affect quality of life are:

•	the level of taxation; and,

•	household costs for rent and mortgages, utilities and auto insurance.

Calculating the combined cost of provincial taxes and typical household charges is a reliable way to compare the attractiveness of living in different parts of Canada.

For the purposes of such a comparison, the total cost of such taxes and household charges for representative families living in Saskatoon, Saskatchewan’s largest city, has been compared with the costs those families would face in other major cities across the country.

The provincial taxes and household charges associated with the following family characteristics and income levels have been calculated to provide a representative comparison:

•	a single person, living in rental accommodation, with an annual income of $25,000;

•	a family of two adults and two dependent children, owning its own home, with an annual family income of $50,000; and,

•	a family of two adults and two dependent children, owning its own home, with an annual family income of $75,000.

The income of the two families is assumed to be earned by both spouses, with one earning 60 per cent and the other earning 40 per cent of total family income.

The results of this survey show that Saskatoon compares favourably with other cities in Canada, having the lowest overall combined taxes and charges of the 10 cities surveyed for each of the representative families.

There are a number of reasons for Saskatoon’s favourable standing in this comparison with other Canadian cities.

Saskatchewan has the lowest-cost bundle of basic utility services in Canada. The basic utility bundle includes the combined charges for auto insurance, basic telephone service, home heating and electricity.

For the purposes of this comparison, 2005 figures for basic utility services are being used as a proxy for the 2006 amounts.

Another factor in Saskatchewan’s favourable standing is that housing costs in Saskatoon associated with mortgage payments and property taxes are among the lowest in Canada. Again, 2005 figures are being used as a proxy for the 2006 amounts. However, the estimates also incorporate Saskatchewan’s education property tax credit, which was announced in January 2005 and will provide an estimated eight per cent reduction to the education portion of property taxes in 2005 and 2006.

Budget and Performance Plan Summary/Budget 2006-07	55

The combined effect of Saskatchewan’s seven per cent Provincial Sales Tax (PST) rate and the PST’s broad list of personal exemptions means that Saskatchewan families pay amongst the lowest provincial sales tax in Canada. Alberta, which has no sales tax, levies health care premiums that approximate the sales tax paid in Saskatchewan by average families.

Saskatchewan individuals and families pay total provincial taxes that are very competitive with those paid in other Canadian cities. For 2006, these representative profiles will pay the following total provincial taxes in Saskatoon:

•	A single person earning $25,000 will pay $2,137 in total provincial taxes, the fifth lowest tax level in Canada;

•	A two-income family earning $50,000 will pay $3,727 in total provincial taxes, the fifth lowest tax level in Canada; and,

•	A two-income family earning $75,000 will pay $6,887 in total provincial taxes, the fourth lowest tax level in Canada.

All of these factors combine to make Saskatoon compare very favourably with other Canadian cities when considering the living costs facing individuals and families.

2006 Intercity Comparison of Taxes and Household Charges Single Person at $25,000 Total Income
	Vancouver	Calgary	Saskatoon	Winnipeg	Toronto	Montreal	Saint John	Halifax	Charlotte- town	St. John's

Provincial
Income Tax	$ 828	$ 857	$ 1,637	$ 1,715	$ 913	$ 1,874	$ 1,491	$ 1,427	$ 1,574	$ 1,697
Tax Credits and
Rebates	0	0	(103)	(425)	(142)	(597)	0	0	0	0
Health Premiums	389	528	0	0	300	0	0	0	0	0
Retail Sales Tax	435	0	453	526	571	807	902	902	690	954
Gasoline Tax	205	90	150	115	147	167	145	155	140	165

Total Provincial
Taxes	$ 1,857	$ 1,475	$ 2,137	$ 1,931	$ 1,789	$ 2,251	$ 2,538	$ 2,484	$ 2,404	$ 2,816

Rent	$ 9,456	$ 7,992	$ 5,724	$ 6,468	$ 10,656	$ 6,744	$ 5,292	$ 7,512	$ 5,832	$ 6,468
Electricity	321	510	556	333	568	373	500	525	718	554
Telephone	309	286	264	303	273	273	264	300	293	263
Auto Insurance	1,462	2,128	941	1,047	3,837	1,626	1,778	2,408	1,665	2,756

Total Household
Charges	$11,548	$10,916	$ 7,485	$ 8,151	$ 15,334	$ 9,016	$ 7,834	$10,745	$ 8,508	$10,041

Total	$13,405	$12,391	$ 9,622	$ 10,082	$ 17,123	$ 11,267	$10,372	$13,229	$10,912	$12,857

56	Budget 2006-07/ Budget and Performance Plan Summary

2006 Intercity Comparison of Taxes and Household Charges Family at $50,000 Total Income
	Vancouver	Calgary	Saskatoon	Winnipeg	Toronto	Montreal	Saint John	Halifax	Charlotte- town	St. John's

Provincial
Income Tax	$ 1,242	$ 1,414	$ 2,353	$ 2,523	$ 1,023	$ 798	$ 2,692	$ 2,616	$ 2,853	$ 3,101
Tax Credits and
Rebates	0	0	0	(400)	0	0	0	0	0	0
Health Premiums	1,296	1,056	0	0	300	0	0	0	0	0
Retail Sales Tax	1,020	0	1,074	1,207	1,323	1,823	1,949	1,949	1,554	2,064
Gasoline Tax	410	180	300	230	294	334	290	310	280	330

Total Provincial
Taxes	$ 3,968	$ 2,650	$ 3,727	$ 3,560	$ 2,940	$ 2,955	$ 4,931	$ 4,875	$ 4,687	$ 5,495

Mortgage Costs	$ 16,609	$ 9,244	$ 6,047	$ 6,612	$13,754	$ 7,677	$ 5,233	$ 6,348	$ 5,164	$ 5,225
Property Taxes	2,718	1,939	2,275	3,306	3,172	2,644	1,800	2,142	2,500	1,200
Property Tax Credit	(570)	0	(102)	0	0	0	0	0	0	0
Home Heating	1,674	1,463	1,332	1,517	1,665	2,275	2,443	2,423	2,315	2,318
Energy Rebate	0	(259)	0	0	0	0	0	0	0	0
Electricity	534	776	843	533	909	554	793	864	1,089	854
Telephone	309	286	264	303	273	273	264	300	293	263
Auto Insurance	1,462	2,128	941	1,047	3,837	1,626	1,778	2,408	1,665	2,756

Total Household
Charges	$ 22,736	$ 15,577	$ 11,600	$ 13,318	$23,610	$15,049	$12,311	$14,485	$13,026	$12,616

Total	$ 26,704	$ 18,227	$ 15,327	$ 16,878	$26,550	$18,004	$17,242	$19,360	$17,713	$18,111

2006 Intercity Comparison of Taxes and Household Charges Family at $75,000 Total Income
	Vancouver	Calgary	Saskatoon	Winnipeg	Toronto	Montreal	Saint John	Halifax	Charlotte- town	St. John's

Provincial
Income Tax	$ 3,360	$ 3,769	$ 5,092	$ 5,671	$ 3,387	$ 6,247	$ 5,566	$ 5,610	$ 5,731	$ 6,428
Tax Credits and
Rebates	0	0	0	(400)	0	0	0	0	0	0
Health Premiums	1,296	1,056	0	0	750	0	0	0	0	0
Retail Sales Tax	1,418	0	1,495	1,677	1,840	2,538	2,711	2,711	2,155	2,872
Gasoline Tax	410	180	300	230	294	334	290	310	280	330

Total Provincial
Taxes	$ 6,484	$ 5,005	$ 6,887	$ 7,178	$ 6,271	$ 9,119	$ 8,567	$ 8,631	$ 8,166	$ 9,630

Mortgage Costs	$ 16,609	$ 9,244	$ 6,047	$ 6,612	$13,754	$ 7,677	$ 5,233	$ 6,348	$ 5,164	$ 5,225
Property Taxes	2,718	1,939	2,275	3,306	3,172	2,644	1,800	2,142	2,500	1,200
Property Tax Credit	(570)	0	(102)	0	0	0	0	0	0	0
Home Heating	1,674	1,463	1,332	1,517	1,665	2,275	2,443	2,423	2,315	2,318
Energy Rebate	0	(259)	0	0	0	0	0	0	0	0
Electricity	534	776	843	533	909	554	793	864	1,089	854
Telephone	309	286	264	303	273	273	264	300	293	263
Auto Insurance	1,462	2,128	941	1,047	3,837	1,626	1,778	2,408	1,665	2,756

Total Household
Charges	$ 22,736	$ 15,577	$ 11,600	$ 13,318	$23,610	$15,049	$12,311	$14,485	$13,026	$12,616

Total	$ 29,220	$ 20,582	$ 18,487	$ 20,496	$29,881	$24,168	$20,878	$23,116	$21,192	$22,246

Budget and Performance Plan Summary/Budget 2006-07	57

TAXES AND HOUSEHOLD CHARGES – NOTES

Tax estimates are calculated for the 2006 calendar year using known changes as of March 24, 2006. Household charges for the bundle of basic utility services (electricity, home heating, telephone and auto insurance) represent a cost comparison of the actual ‘known’ utility rates for the 2005 calendar year. This methodology has been chosen due to the uncertainty of attempting to forecast utility rates for the coming year. The utility figures exclude federal GST, provincial sales tax and municipal taxes and surcharges.

Provincial Income Tax is calculated for an individual with $25,000 and two families with $50,000 and $75,000 income respectively. It is assumed that family income is earned by both spouses at a 60 per cent to 40 per cent ratio and that the families each claim $3,000 in child care expenses for two dependent children (ages 6 and 12). Personal non-refundable credits used include the CPP/QPP and EI contribution credits. Gross Québec Personal Income Tax has been reduced by the Québec Child Care Expense Tax Credit and by the 16.5 per cent abatement from federal income tax.

Tax Credits and Rebates refer to refundable provincial income tax credits and rebates designed to reduce the impact of retail sales tax, rental payments and property taxes (those property tax rebate plans administered through provinces’ income tax systems).

Health Premiums are annual premiums for hospital insurance and medical services.

Retail Sales Tax is based upon average family expenditure baskets at the total income levels from the Survey of Family Expenditures in 2002 (Statistics Canada). The sales tax base in each province was identified from the enacting legislation, with total expenditures adjusted to reflect Saskatchewan consumption patterns. Provincial retail sales taxes were then estimated based on taxable expenditures in each province.

Gasoline Tax is based on annual consumption of 1,000 litres by the single tax filer, and 2,000 litres for each of the families.

Rent is based on average one-bedroom apartment rents for each metropolitan area, from the Canada Mortgage and Housing Corporation’s Rental Market Report, October 2005.

Mortgage Costs are based on average home prices for a detached bungalow, from the Royal LePage Third Quarter 2005 Survey of Canadian House Prices, with one-half of the home price being financed over 25 years at a one-year closed mortgage rate of 5.50 per cent.

Property Taxes are based on the average estimated taxes for a detached bungalow, from the Royal LePage Third Quarter 2005 Survey of Canadian House Prices. All provincial, municipal, education and library property taxes are included in the property taxes figures. The property tax credit line refers to property tax credit programs administered by municipalities on property tax notices.

Home Heating charges are based on an annual consumption level of 3,550 m 3 of natural gas. For Charlottetown PEI, and St. John’s NL, the figures represent the BTU equivalent consumption of fuel oil.

Electricity charges are based on an annual consumption level of 4,584 kWh for the renter and 8,100 kWh for the homeowners.

Telephone charges are the basic service rates for individual residences.

Auto Insurance is based on a composite index developed by SGI modelled after the index developed by the Consumers’ Association of Canada. The index is based on the actual insurance rates quoted for what the driver would pay in each jurisdiction if they had the same car, same coverage, same claims history and driving record at a consistent point in time. The Consumers’ Association of Canada developed 34 profiles used to create this index. The impact of “Good Driver” discounts rebates have been factored in all applicable jurisdictions.

58	Budget 2006-07/ Budget and Performance Plan Summary

2006-07 Borrowing and Debt

GENERAL REVENUE FUND DEBT

The General Revenue Fund (GRF) borrows for government and Crown corporations.

Debt as reported in the Province’s financial statements is comprised of:

•	Gross Debt - the amount of money owed to lenders; less

•	Sinking Funds – the amount of money which has been set aside for the repayment of debt.

Debt plus guaranteed debt is used by most members of the financial community when analyzing creditworthiness. Debt as forecast in the Budget includes guaranteed debt.

•	Guaranteed Debt – the debt of Crown corporations and others that the Province has promised to repay if they are unable to do so.

Crown corporations are responsible for the principal and interest payments on their debt. Crown corporation debt is incurred in the normal course of business, primarily for investment in infrastructure and business development initiatives which provide revenue streams to service the debt.

During the two years ending March 31, 2007, Crown corporation debt is estimated to increase from $3.6 billion, 8.9 per cent of Gross Domestic Product (GDP), to $3.8 billion and 8.4 per cent of GDP.

Between March 31, 2005 and March 31, 2007, government debt is forecast to fall from $7.6 billion, 19.0 per cent of GDP, to $7.2 billion, 15.8 per cent of GDP.

Budget and Performance Plan Summary/Budget 2006-07	59

DEBT OF THE GENERAL REVENUE FUND As at March 31
(Millions of Dollars)	Estimated 2007	Forecast 2006	Actual 2005
Crown Corporation Debt
Gross Debt	$4,108.6	$3,937.9	$3,818.8
Sinking Funds	(308.8)	(269.1)	(235.4)

	$3,799.8	$3,668.8	$3,583.4
Guaranteed Debt	0.5	0.5	1.0

Crown Corporation Debt	$3,800.3	$3,669.3	$3,584.4

Government Debt
Gross Debt	$8,030.8	$7,991.8	$8,254.1
Sinking Funds	(874.3)	(789.1)	(708.6)

	$7,156.5	$7,202.7	$7,545.5
Guaranteed Debt	48.4	46.6	55.0

Government Debt	$7,204.9	$7,249.3	$7,600.5

Debt	$11,005.2	$10,918.6	$11,184.9

60	Budget 2006-07/ Budget and Performance Plan Summary

Debt is forecast to drop by $266.3 million during 2005-06 and increase by $86.6 million in 2006-07.

Government debt is forecast to decrease by $351.2 million during 2005-06 and $44.4 million in 2006-07.

Crown corporation debt is forecast to increase by $84.9 million during 2005-06 and $131.0 million during 2006-07, due primarily to increases for the utility Crown corporations.

GENERAL REVENUE FUND BORROWING

The Province borrows through the sale of securities in capital markets and through the sale of savings bonds to Saskatchewan residents.

The Province’s 2006-07 borrowing requirements are estimated to be $1,492.6 million, compared to forecast requirements of $858.2 million in 2005-06.

Borrowing requirements for government in 2006-07, estimated to be $1,118.0 million (2005-06 forecast – $493.0 million), are to refinance maturing debt ($1,079.0 million) and other cash requirements.

Borrowing requirements for Crown corporations in 2006-07 are estimated to be $374.6 million (2005-06 forecast –$365.2 million).

Budget and Performance Plan Summary/Budget 2006-07	61

Reconciliation of Surplus and Change
in Government Debt

The amount by which government debt will change may be higher or lower than the surplus reported under the accrual basis of accounting.

The difference between the surplus and the amount by which government debt will change is reconciled by:

1.	Adjusting the surplus to a cash basis to recognize the amount and timing of non-cash revenues and expenditures to determine the cash provided from operations;

2.	Adjusting for cash required for capital acquisitions;

3.	Adding other cash sources or subtracting other cash requirements to recognize the amount of cash inflows and outflows from loan, investment and other activities to determine the cash available to reduce debt;

4.	Adjusting for any reclassification of debt;

5.	Adjusting for foreign exchange rate changes to restate the value of foreign currency denominated debt due to changes in the exchange value of the Canadian dollar;

6.	Adding changes in sinking funds which will be used to repay government debt; and,

7.	Adding the change in government guaranteed debt.

	Estimated 2006-07	Forecast 2005-06
	($ Millions)
Surplus (on Accrual Accounting Basis)	$101.9	$298.5

1. Adjustment to Cash Basis	(29.7)	(56.6)

Cash Provided by Operations	$72.2	$241.9

2. Capital Acquisitions	(241.0)	(227.9)

3. Other Cash Sources	129.8	233.9

Cash Available to Reduce Debt	$(39.0)	$247.9

4. Foreign Exchange Adjustment [1]	--	14.4

5. Change in Sinking Funds	85.2	80.5

6. Change in Guaranteed Debt	(1.8)	8.4
Decrease in Government Debt	$44.4	$351.2

[1]	An exchange rate of $0.864 U.S. per $1.00 Canadian has been used to convert U.S. dollar denominated debt at March 31, 2006 and March 31, 2007, compared to $0.8267 U.S. at March 31, 2005.

62	Budget 2006-07/ Budget and Performance Plan Summary

COST OF SERVICING GOVERNMENT DEBT

In addition to interest payments, debt servicing costs include all charges related to the Province’s debt such as the amortization of premiums, discounts, commissions; and gains or losses on foreign currency debt that result from a change in the value of the Canadian dollar.

The 2006-07 debt servicing cost estimates are based on 4.0 per cent short-term and 6.0 per cent long-term interest rates. An exchange rate of $0.864 U.S. per $1.00 Canadian has been used to convert U.S. dollar denominated debt as at March 31, 2006 and March 31, 2007.

A one percentage point increase in interest rates for a full year from levels assumed in the Budget would increase the estimated cost of servicing government debt in 2006-07 by approximately $9.5 million.

A one cent change in the value of the Canadian dollar compared to the U.S. dollar from the level assumed in the Budget would change the estimated cost in 2006-07 of servicing government debt by approximately $0.3 million.

COST OF SERVICING DEBT
(Millions of Dollars)	Estimated 2006-07	Forecast 2005-06
Crown Corporation Debt	$ 275.6	$ 263.1
Government Debt	551.0	548.0

Total Cost of Servicing Gross Debt	$ 826.6	$ 811.1

SUMMARY STATEMENT OF DEBT

GRF debt includes all debt borrowed or guaranteed by the GRF for either government purposes or the purposes of certain Crown corporations. Some Crown corporations and other organizations have obligations to other entities, either by borrowing directly or by guaranteeing the debt of others. The GRF is not responsible for this other debt.

The Summary Statement of Debt on page 80 calculates the total debt of government entities by listing both the GRF and other debt.

SUMMARY STATEMENT OF DEBT As at March 31
(Millions of Dollars)	Estimated 2007	Forecast 2006	Actual 2005
GRF Debt for Crown Corporations	$ 3,800.3	$ 3,669.3	$ 3,584.4
GRF Debt for Government	7,204.9	7,249.3	7,600.5

GRF Debt	$ 11,005.2	$ 10,918.6	$ 11,184.9
Other Debt	297.5	373.0	430.1

Summary Statement of Debt	$ 11,302.7	$ 11,291.6	$ 11,615.0

Budget and Performance Plan Summary/Budget 2006-07	63

Fiscal Stabilization Fund

The Fiscal Stabilization Fund (FSF) was created in 2000-01 to stabilize the fiscal position of the Province from year to year and to facilitate the accomplishment of long-term objectives.

At the end of 2004-05, the FSF had a balance of $748.5 million. It is expected that $17.4 million will be deposited to the FSF in 2005-06. This deposit will bring the balance to $765.9 million at the end of 2005-06.

In 2004-05, the GRF received about $1.2 billion in unexpected revenue. The increase was due to higher non-renewable resource revenue as a result of higher resource prices and one-time funding from the federal government with respect to the Equalization program and health funding. This extraordinary increase in revenue allowed the Government to invest in several one-time initiatives. Some of these initiatives were expensed in 2004-05 and 2005-06, and the remaining initiatives will be expensed in 2006-07 and future years.

To fund the initiatives in the future, a portion of 2004-05 revenue was transferred to the FSF, to be withdrawn from the FSF in future years. In addition, as part of the 2004 First Ministers’ Meeting on Health Care, the Wait Times Reduction Transfer was established. The Province received the entire amount in 2004-05 and is using the FSF to allocate spending related to the Transfer to the appropriate years.

FISCAL STABILIZATION FUND TRANSFERS 2004-05 to 2007-08
(Millions of Dollars)	2004-05*	2005-06	2006-07	2007-08
Opening Balance	$366.0	$748.5	$765.9	$690.9

Existing Commitments
2004-05 Mid-year Commitments
- Property Tax Relief	110.1	(55.0)	(55.1)
- Third Party Capital	72.5	(11.1)	(28.5)	(19.0)
- Smoking Ban Offset	75.0	(40.0)	(25.0)	(10.0)
Federal Pre-funding
- 2003 Health Accord		(31.6)
- Wait Times Reduction Transfer	110.8	(19.3)	(36.8)	(36.5)
- Public Immunization Trust	11.3	(5.2)	(6.1)
Funding for 2005-06 Teachers		(29.5)
Early Learning and Child Care		17.4	8.3	(14.2)

Total Existing Commitments	$379.7	$(174.3)	$(143.2)	$(79.7)
Other GRF Requirements	2.8	191.7	68.2	(440.3)

FSF Transfer from (to) GRF	$382.5	$17.4	$(75.0)	$(520.0)

FSF Closing Balance	$748.5	$765.9	$690.9	$170.9

*	Actual

64	Budget 2006-07/ Budget and Performance Plan Summary

The Fiscal Stabilization Fund Transfers table is presented from the FSF’s point of view. Consequently, transfers from the FSF to the GRF are represented as negative numbers and transfers from the GRF to the FSF are represented as positive numbers.

If the total FSF transfer is a positive number, money is being transferred from the GRF to the FSF, as is the case in 2004-05 and 2005-06 in the table. If the total FSF transfer is a negative number, money is being transferred from the FSF to the GRF, as is the case in 2006-07 and 2007-08 in the table.

One of the key functions of the FSF is facilitating long-term objectives. Current long-term objectives include the funding of multi-year initiatives from unexpected revenue in 2004-05 and allocating federal pre-funding to the appropriate future year (these are the items included in the green-shaded Existing Commitments section of the table). As a result, in 2006-07, $143.2 million will be transferred from the FSF to the GRF to meet these existing commitments.

Another of the key functions of the FSF is stabilizing the Province’s fiscal position. In the current fiscal environment, where GRF revenue is relatively high, but volatile, it is appropriate to reserve some of the current resources against unforeseen or sudden reversals in fortune. As a result, $68.2 million will be transferred from the GRF to the FSF as a cushion for the future.

These two transfers – one from the FSF to the GRF to meet existing commitments and one from the GRF to the FSF allowed by the strong fiscal position in 2006-07 – are combined into a single net transfer of $75.0 million from the FSF to the GRF.

Budget and Performance Plan Summary/Budget 2006-07	65

66	Budget 2006-07/ Budget and Performance Plan Summary

2006-2007 Saskatchewan Provincial Budget

General Revenue Fund (GRF) Budget Details

General Revenue Fund

Statement of Operations and Accumulated Deficit

	(thousands of dollars)
	Estimated 2006-07	Forecast 2005-06	Estimated 2005-06 [1]
Revenue	$7,727,200	$8,006,232	$7,007,532
Operating Expense	7,149,292	7,142,338	6,593,918

Operating Surplus	$577,908	$863,894	$413,614
Debt Servicing	(551,000)	(548,000)	(588,000)
Transfer from (to) Fiscal Stabilization Fund	75,000	(17,400)	174,455

Surplus for the Year	$101,908	$298,494	$69
Accumulated Deficit, Beginning of Year	(4,415,622)	(5,047,210)	(5,047,210)
Transfer of Saskatchewan Property Management
Corporation Equity [2]	--	333,094	337,917

Accumulated Deficit, End of Year	$(4,313,714)	$(4,415,622)	$(4,709,224)

[1]	The 2005-06 Estimate includes amounts provided for in Further Estimates tabled subsequent to tabling of the Main Estimates. As a result, Revenue is increased by $732K, Operating Expense by $30,187K and the Fiscal Stabilization Fund transfer by $29,455K.
[2]	For 2005-06, the Saskatchewan Property Management Corporation was disestablished and its assets and liabilities were transferred to the General Revenue Fund.

General Revenue Fund

Statement of Change in Net Debt

	(thousands of dollars)
	Estimated 2006-07	Forecast 2005-06	Estimated 2005-06
Annual Surplus	$101,908	$298,494	$69
Acquisition of Capital Assets	(241,001)	(227,907)	(194,315)
Amortization of Capital Assets	143,896	141,082	141,991

(Increase) Decrease in Net Debt from Operations	$4,803	$211,669	$(52,255)
Change due to Transfer from Government Organizations [1]	--	(49,688)	(50,562)
Net Debt at Beginning of Year	(6,718,407)	(6,880,388)	(6,880,388)

Net Debt at End of Year	$(6,713,604)	$(6,718,407)	$(6,983,205)

[1]	This change reflects the transfer of the net financial assets (liabilities) of the Saskatchewan Property Management Corporation to the General Revenue Fund.

68	Budget 2006-07/ Budget and Performance Plan Summary

General Revenue Fund

Statement of Cash Flow

	(thousands of dollars)
	Estimated 2006-07	Forecast 2005-06	Estimated 2005-06
Operating Activities

Surplus for the Year	$101,908	$298,494	$69
Add Non-cash Items:
Amortization of Foreign Exchange Loss	1,741	1,741	1,859
Amortization of Capital Assets	143,896	141,082	141,991
Loss on Loans and Investments	1,846	1,714	864
Net Change in Non-cash Operating Activities	(137,438)	(142,933)	(86,936)
Earnings Retained in Sinking Funds	(39,733)	(58,121)	(42,789)

Cash Provided by (used for) Operating Activities	$72,220	$241,977	$15,058

Capital Activities

Acquisition of Capital Assets	$(241,001)	$(227,907)	$(194,315)

Cash Provided by (used for) Capital Activities	$(241,001)	$(227,907)	$(194,315)

Lending and Investing Activities

Receipts	$315,900	$425,816	$419,256
Disbursements	(538,150)	(525,455)	(654,647)

Cash Provided by (used for) Lending and Investing Activities	$(222,250)	$(99,639)	$(235,391)

Financing Activities

Borrowing	$1,492,568	$858,219	$1,338,438
Debt Repayment	(1,282,873)	(1,044,121)	(1,050,253)
Increase (Decrease) in Deposits Held	(75,000)	93,252	(174,455)

Cash Provided by (used for) Financing Activities	$134,695	$(92,650)	$113,730

(Decrease) Increase in Cash	$(256,336)	$(178,219)	$(300,918)

Budget and Performance Plan Summary/Budget 2006-07	69

General Revenue Fund

Schedule of Revenue

	(thousands of dollars)
	Estimated 2006-07	Forecast 2005-06	Estimated 2005-06
Taxes
Corporation Capital	$427,100	$505,000	$373,700
Corporation Income	361,400	391,700	322,100
Fuel	371,300	370,400	365,400
Individual Income	1,494,000	1,440,200	1,361,900
Sales	1,097,000	1,074,000	1,019,000
Tobacco	165,400	169,000	169,000
Other	94,700	89,300	84,100

Taxes	$4,010,900	$4,039,600	$3,695,200

Non-Renewable Resources
Natural Gas	$186,000	$263,300	$191,400
Oil	989,800	1,116,000	656,300
Potash	279,100	293,400	293,000
Other	56,900	54,800	51,400

Non-Renewable Resources	$1,511,800	$1,727,500	$1,192,100

Transfers from Crown Entities
Crown Investments Corporation of Saskatchewan	$160,000	$220,900	$175,000
Saskatchewan Liquor and Gaming Authority	334,100	336,700	330,700
Other Enterprises and Funds	42,500	40,700	40,300

Transfers from Crown Entities	$536,600	$598,300	$546,000

Other Revenue
Fines, Forfeits and Penalties	$10,200	$10,200	$13,100
Interest, Premium, Discount and Exchange	53,400	79,700	45,900
Motor Vehicle Fees	128,700	129,500	125,700
Other Licences and Permits	35,600	42,300	46,100
Sales, Services and Service Fees	84,000	86,900	83,400
Transfers from Other Governments	16,400	17,000	16,600
Other	16,000	25,700	16,000

Other Revenue	$344,300	$391,300	$346,800

Own-Source Revenue	$6,403,600	$6,756,700	$5,780,100

Transfers from the Government of Canada
Canada Health Transfer	$760,800	$657,300	$660,400
Canada Social Transfer	348,400	297,400	299,700
Equalization Payments	--	88,500	82,000
Other	214,400	206,332	185,332

Transfers from the Government of Canada	$1,323,600	$1,249,532	$1,227,432

Revenue	$7,727,200	$8,006,232	$7,007,532

70	Budget 2006-07/ Budget and Performance Plan Summary

General Revenue Fund

Schedule of Expense

	(thousands of dollars)
	Estimated 2006-07	Forecast 2005-06	Estimated 2005-06
Executive Branch of Government

Advanced Education and Employment	$603,936	$662,923	$557,692
Agriculture and Food	264,936	423,916	265,085
Community Resources	602,415	573,684	560,640
Corrections and Public Safety	129,612	141,656	123,196
Culture, Youth and Recreation	50,340	65,700	57,206
Environment	179,739	146,755	172,036
Executive Council	8,909	8,671	8,303
Finance	40,759	37,465	37,521
- Public Service Pensions and Benefits	219,103	208,670	213,874
First Nations and Métis Relations	51,095	49,413	42,502
Government Relations	199,407	209,539	159,151
Health	3,178,583	3,002,287	2,892,799
Highways and Transportation	288,930	267,535	260,353
Industry and Resources	91,493	64,314	60,129
Information Technology Office	5,508	4,884	4,587
Justice	231,945	217,475	211,932
Labour	15,680	14,620	14,620
Learning	767,470	728,056	717,230
- Teachers' Pensions and Benefits	138,749	154,942	160,129
Northern Affairs	5,716	5,487	5,487
Property Management	9,942	9,086	11,036
Public Service Commission	14,443	12,085	11,586
Regional Economic and Co-operative Development	11,151	10,441	8,882
Saskatchewan Research Council	8,446	12,390	8,190
SaskEnergy Incorporated	--	80,803	--

Legislative Branch of Government

Chief Electoral Officer	807	791	791
Children's Advocate	1,295	1,234	1,206
Conflict of Interest Commissioner	138	110	122
Information and Privacy Commissioner	599	488	488
Legislative Assembly	20,267	19,298	19,539
Ombudsman	1,816	1,680	1,666
Provincial Auditor	6,063	5,940	5,940

Operating Expense	$7,149,292	$7,142,338	$6,593,918
Debt Servicing	551,000	548,000	588,000

Expense	$7,700,292	$7,690,338	$7,181,918

Budget and Performance Plan Summary/Budget 2006-07	71

General Revenue Fund

Schedule of Debt
As at March 31

	(thousands of dollars)
	Estimated Gross Debt 2007	Estimated Sinking Funds 2007	Estimated Debt 2007	Forecast Debt 2006	Estimated Debt 2006
Crown Corporation Debt

Information Services Corporation
of Saskatchewan	$27,000	$--	$27,000	$37,000	$37,000
Investment Saskatchewan Inc.	10,919	--	10,919	14,524	14,674
Municipal Financing
Corporation of Saskatchewan	12,648	(273)	12,375	12,987	12,041
Saskatchewan Crop
Insurance Corporation	121,000	--	121,000	154,000	188,579
Saskatchewan Housing
Corporation	83,004	(5,642)	77,362	78,203	78,307
Saskatchewan Opportunities
Corporation	29,600	--	29,600	2,800	1,700
Saskatchewan Power Corporation	2,525,322	(212,118)	2,313,204	2,277,380	2,211,585
Saskatchewan Telecommunications
Holding Corporation	525,976	(51,602)	474,374	347,635	408,705
Saskatchewan Water Corporation	42,448	(155)	42,293	38,660	61,955
SaskEnergy Incorporated	730,632	(38,978)	691,654	705,582	723,175

Crown Corporation Debt	$4,108,549	$(308,768)	$3,799,781	$3,668,771	$3,737,721

Government Debt	8,030,777	(874,261)	7,156,516	7,202,698	7,573,950

Debt	$12,139,326	$(1,183,029)	$10,956,297	$10,871,469	$11,311,671

Guaranteed Debt	48,915	--	48,915	47,096	57,562

Debt plus Guaranteed Debt	$12,188,241	$(1,183,029)	$11,005,212	$10,918,565	$11,369,233

Crown Corporation Purpose	$4,109,069	$(308,768)	$3,800,301	$3,669,293	$3,738,742

Government Purpose	8,079,172	(874,261)	7,204,911	7,249,272	7,630,491

Debt plus Guaranteed Debt	$12,188,241	$(1,183,029)	$11,005,212	$10,918,565	$11,369,233

72	Budget 2006-07/ Budget and Performance Plan Summary

General Revenue Fund

Schedule of Borrowing Requirements

	(thousands of dollars)
	Estimated 2006-07	Forecast 2005-06	Estimated 2005-06
Borrowing for Crown Corporations

Information Services Corporation of Saskatchewan	$20,000	$--	$--
Municipal Financing Corporation of Saskatchewan	--	5,000	5,000
Saskatchewan Opportunities Corporation	26,800	2,800	1,700
Saskatchewan Power Corporation	100,000	250,000	236,500
Saskatchewan Telecommunications Holding Corporation	165,000	--	95,000
Saskatchewan Water Corporation	4,600	12,400	13,000
SaskEnergy Incorporated	58,200	95,000	137,200

Borrowing for Crown Corporations	$374,600	$365,200	$488,400

Borrowing for Government	1,117,968	493,019	850,038

Borrowing Requirements	$1,492,568	$858,219	$1,338,438

Budget and Performance Plan Summary/Budget 2006-07	73

General Revenue Fund

Schedule of Guaranteed Debt
As at March 31

	(thousands of dollars)
	Estimated 2007	Forecast 2006	Estimated 2006
Guaranteed Debt for Crown Corporations

The Power Corporation Act
Saskatchewan Power Savings Bonds
Series I to Series VII (matured)	$20	$22	$20
The Saskatchewan Development Fund Act
Guaranteed Investments	400	400	848
The Saskatchewan Telecommunications Act
TeleBonds (matured)	100	100	153

Guaranteed Debt for Crown Corporations	$520	$522	$1,021

Other Guaranteed Debt

The Economic and Co-operative Development Act
Vanguard Inc.	$1,250	$1,250	$--
The Farm Financial Stability Act
Breeder Associations Loan Guarantees	20,000	16,000	19,899
Feeder Associations Loan Guarantees	14,000	11,000	9,789
Agricultural Income Disaster Assistance Program	--	8	5
Individual Feedlot Loan Guarantees	3,000	--	3,000
Feedlot Construction Loan Guarantees	3,000	500	3,000
Enhanced Feeder Loan Guarantees	1,000	--	1,000
Feedlot Equity Loan Guarantees	--	--	2,000
The Housing and Special Care Homes Act
Senior Citizens' Housing	32	35	35
The NewGrade Energy Inc. Act
NewGrade Energy Inc.	6,037	17,680	17,740
The Student Assistance and Student Aid Fund Act	76	101	73

Other Guaranteed Debt	$48,395	$46,574	$56,541

Guaranteed Debt	$48,915	$47,096	$57,562

74	Budget 2006-07/ Budget and Performance Plan Summary

2006-2007 Saskatchewan Provincial Budget

Summary Financial Budget Details

Government of Saskatchewan

Summary Statement of Surplus

(millions of dollars)
Estimated 2006-07	Forecast 2005-06	Estimated 2005-06
Treasury Board Organizations[1]
General Revenue Fund (GRF)	$101.9	$298.5	$0.1
Fiscal Stabilization Fund	(75.0)	17.4	(174.5)
Agricultural Credit Corporation of Saskatchewan	2.6	3.0	3.2
Community Initiatives Fund	-	-	(3.4)	(2.5)
Liquor and Gaming Authority	334.1	336.7	330.7
Regional Colleges	(2.7)	(0.6)	(1.9)
Regional Health Authorities	(1.3)	(10.2)	(8.5)
Saskatchewan Agricultural Stabilization Fund	0.2	(8.8)	(16.2)
Saskatchewan Cancer Foundation	(3.2)	(0.7)	(3.2)
Saskatchewan Communications Network Corporation	(0.2)	(0.1)	-	-
Saskatchewan Gaming Corporation	31.1	29.1	31.2
Saskatchewan Health Information Network	30.2	11.9	18.0
Saskatchewan Housing Corporation	(1.4)	(1.8)	(1.8)
Saskatchewan Institute of Applied Science and Technology	(1.7)	1.3	(1.2)
Saskatchewan Research Council	0.3	1.1	0.1
Saskatchewan Student Aid Fund	(2.5)	(10.9)	-	-
Saskatchewan Watershed Authority	(0.7)	2.7	(0.3)
Other Organizations	0.4	1.7	(7.3)
Interagency Accounting Adjustments	(10.2)	(25.5)	(30.0)
Adjustment to account for pension costs on an accrual basis	(336.5)	(84.5)	(107.8)

$65.4	$556.9	$28.1
Dividends included in GRF surplus	(365.2)	(366.8)	(361.9)

Surplus (Deficit) of Treasury Board Organizations	$(299.8)	$190.1	$(333.8)

CIC Board Organizations[2]
Crown Investments Corporation (non-consolidated)[3]	$(23.6)	$41.0	$(53.4)
Information Services Corporation	5.4	8.3	5.3
Investment Saskatchewan Inc.	39.0	(87.7)	14.1
SaskEnergy Incorporated	78.4	76.7	88.3
Saskatchewan Government Insurance	35.0	35.2	32.0
Saskatchewan Opportunities Corporation	4.9	5.5	5.7
Saskatchewan Power Corporation	103.0	131.0	83.0
Saskatchewan Telecommunications Holding Corporation	70.5	64.4	94.2
Saskatchewan Transportation Company	(0.5)	(0.6)	(0.6)
Saskatchewan Water Corporation	(0.5)	33.9	(1.7)
Other	(1.8)	(1.6)	(2.0)

$309.8	$306.1	$264.9
Dividends included in GRF surplus	(160.0)	(220.9)	(175.0)

Retained Surplus of CIC Board Organizations	$149.8	$85.2	$89.9

Surplus (Deficit) Prior to Not-for-Profit Insurance Organizations	$(150.0)	$275.3	$(243.9)

76	Budget 2006-07/ Budget and Performance Plan Summary

Government of Saskatchewan

Summary Statement of Surplus

(millions of dollars)
Estimated 2006-07	Forecast 2005-06	Estimated 2005-06
Surplus (Deficit) Prior to Not-for-Profit Insurance Organizations	$(150.0)	$275.3	$(243.9)

Not-for-Profit Insurance Organizations

Saskatchewan Auto Fund	$(0	.6)[4]	$61.4	$(5.6)
Saskatchewan Crop Insurance Corporation	-	-	125.2	-	-
Crop Reinsurance Fund of Saskatchewan	33.0	31.0	32.9
Workers' Compensation Board (Saskatchewan)	4.7	16.9	14.0

Surplus (Deficit) of Not-for-Profit Insurance Organizations	$37.1	$234.5	$41.3

Surplus (Deficit)	$(112.9)	$509.8	$(202.6)
Accumulated Deficit, Beginning of Year	(3,922.3)	(4,432.1)	(4,432.1)

Accumulated Deficit, End of Year	$(4,035.2)	$(3,922.3)	$(4,634.7)

[1]	The budgets of these organizations include grants from the GRF and are subject to Treasury Board review.
[2]	The budgets of these organizations are on a calendar year basis and may include grants from CIC.
[3]	Excludes dividend revenue from subsidiaries.
[4]	Subsequent to the approval of the Auto Fund’s 2006 budget, Cabinet authorized an approximate 8% rebate to Auto Fund customers, this is forecast to reduce the Auto Fund’s Rate Stabilization Reserve by approximately $41.7 million in 2006.

Budget and Performance Plan Summary/Budget 2006-07	77

Government of Saskatchewan

Summary Statement of Changes in Net Debt

(millions of dollars)
Estimated 2006-07	Forecast 2005-06	Estimated 2005-06
Surplus (Deficit)	$(112.9)	$509.8	$(202.6)
Acquisition of Capital Assets[1]	(480.9)	(421	.1)[2]	(337.9)
Amortization Expense	305.3	306.6	295.8
Write down of Capital Assets	-	-	110	.0[2]	-	-

Decrease (Increase) in Net Debt	$(288.5)	$505.3	$(244.7)
Net Debt, Beginning of Year	(7,982.3)	(8,487.5)	(8,487.5)

Net Debt, End of Year	$(8,270.8)	$(7,982.2)	$(8,732.2)

[1]	These amounts only reflect capital acquisitions by government service organizations like the GRF and regional health authorities. The amounts do not include capital assets acquired by government business enterprises like SaskPower and SaskTel.
[2]	The government’s investment in Meadow Lake Pulp Limited Partnership (MLPLP) is accounted for as a government partnership therefore 50 per cent of MLPLP capital assets are included in the Government’s capital asset amount. For 2005-06, an accounting change (consolidation of variable interest entities) required Investment Saskatchewan Inc. (ISI) to account for 100 per cent of MLPLP. The net effect of this is an increase in 2005-06 capital acquisitions by $34.3M. During 2005-06, ISI has written down MLPLP’s capital assets on its books by approximately $110M.

78	Budget 2006-07/ Budget and Performance Plan Summary

Government of Saskatchewan

Summary Statement of Financial Position
As at March 31

	(millions of dollars)
	Estimated 2007	Estimated 2006
Financial Assets

Cash and Cash Equivalents	$425.0	$558.7
GRF Loans to Non-government Organizations	137.3	147.7
Other Financial Assets	795.5	827.3
Equity[1] in Treasury Board Organizations	512.0	422.7
Equity[1] in CIC Board Organizations	3,377.6	3,197.5
Equity[1] in Not-for-Profit Insurance Organizations	284.2	53.4

	$5,531.6	$5,207.3

Liabilities

GRF - Government Purpose Debt	$7,156.5	$7,574.0
Unamortized Foreign Exchange Loss	(15.3)	(19.3)
Pension Liabilities	4,563.8	4,250.6
Other Liabilities	2,097.4	2,134.2

	$13,802.4	$13,939.5

Net Debt	$(8,270.8)	$(8,732.2)

Non-Financial Assets[2]

Capital Assets	$4,122.0	$3,983.9
Inventories	85.9	85.9
Prepaid Expenses	27.7	27.7

	$4,235.6	$4,097.5

Accumulated Deficit	$(4,035.2)	$(4,634.7)

[1]	Equity is the difference between assets and liabilities and therefore includes the debt owed by these organizations.
[2]	These amounts only reflect the non-financial assets of government service organizations like the GRF and regional health authorities. Capital assets, inventories and prepaid expenses of government business enterprises like SaskPower and SaskTel are considered financial assets and are included in the equity amounts of these organizations.

Budget and Performance Plan Summary/Budget 2006-07	79

Government of Saskatchewan

Summary Statement of Debt
As at March 31

	(millions of dollars)
	Estimated GRF Debt[1] 2007	Estimated Other Debt 2007	Estimated Total 2007	Forecast Total 2006	Estimated Total 2006
Treasury Board Organizations

GRF - Government Purpose Debt	$7,156.5	$--	$7,156.5	$7,202.7	$7,574.0

Municipal Financing Corporation
of Saskatchewan	12.4	--	12.4	13.0	12.0
Regional Health Authorities	--	113.1	113.1	115.8	91.4
Saskatchewan Gaming Corporation	--	34.3	34.3	34.0	32.9
Saskatchewan Housing Corporation	77.4	13.0	90.4	92.1	92.2
Other	--	--	--	--	2.1

Debt of Other Treasury Board Organizations	$89.8	$160.4	$250.2	$254.9	$230.6

Debt of Treasury Board Organizations	$7,246.3	$160.4	$7,406.7	$7,457.6	$7,804.6

CIC Board Organizations
Information Services Corporation	$27.0	$--	$27.0	$37.0	$37.0
Investment Saskatchewan Inc.	10.9	1.6	12.5	62.1	27.6
Saskatchewan Opportunities Corporation	29.6	--	29.6	2.8	1.7
Saskatchewan Power Corporation	2,313.2	89.6	2,402.8	2,369.9	2,362.7
Saskatchewan Telecommunications
Holding Corporation	474.4	6.9	481.3	354.9	414.2
Saskatchewan Water Corporation	42.3	--	42.3	38.7	62.0
SaskEnergy Incorporated	691.6	8.6	700.2	714.2	728.0
Other CIC Board Organizations	--	--	--	--	0.5

Debt of CIC Board Organizations	$3,589.0	$106.7	$3,695.7	$3,579.6	$3,633.7

Not-for-Profit Insurance Organizations
Saskatchewan Crop Insurance Corporation	121.0	--	121.0	154.0	188.6

Debt of Not-for-Profit
Insurance Organizations	$121.0	$--	$121.0	$154.0	$188.6

Debt	$10,956.3	$267.1	$11,223.4	$11,191.2	$11,626.9
Guaranteed Debt	48.9	30.4	79.3	100.4	127.7

Debt plus Guaranteed Debt	$11,005.2	$297.5	$11,302.7	$11,291.6	$11,754.6

Government Purpose	$7,204.9	$--	$7,204.9	$7,249.3	$7,630.5
Other Treasury Board Organizations	90.2	180.0	270.2	286.0	261.4
CIC Board Organizations	3,589.1	117.5	3,706.6	3,602.3	3,674.1
Not-for-Profit Organizations	121.0	--	121.0	154.0	188.6

Debt plus Guaranteed Debt	$11,005.2	$297.5	$11,302.7	$11,291.6	$11,754.6

[1]	Debt obtained by the General Revenue Fund for its own use or on behalf of Crown corporations. The amount is net of sinking funds. Debt repayable in foreign currency is restated in Canadian dollars equivalents.

80	Budget 2006-07/ Budget and Performance Plan Summary

Government of Saskatchewan

Notes to the Summary Financial Budget

REPORTING ENTITY

The Summary Financial Budget reports the expected financial activities of the General Revenue Fund and organizations controlled by Government. This reporting entity is the same as is used in the government’s Summary Financial Statements in the Public Accounts.

METHOD OF CONSOLIDATION

There are two basic methods of combining the activities of organizations in the reporting entity. One is to combine each organization on a line-by-line basis where all assets, liabilities, revenue, and expenses are added together and significant inter-organization balances and transactions are eliminated. The other approach is referred to as the modified equity method where the equity and net income of each organization is combined with the central organization, the General Revenue Fund. Both methods arrive at the same bottom-line financial results and position.

The Public Accounts uses both methods. A line-by-line consolidation is used for government service organizations like regional health authorities and the modified equity method is used for government business enterprises, like SaskPower. The Summary Financial Budget combines all organizations on a modified equity basis for the purposes of calculating the Government’s surplus.

GOVERNMENT BUSINESS ENTERPRISES

These are self-sufficient government organizations that have the financial and operating authority to sell goods and services to individuals and organizations outside the government as their principal activity. These organizations comprise: Liquor and Gaming Authority, Municipal Financing Corporation, the Auto Fund, Saskatchewan Gaming Corporation, Saskatchewan Government Growth Fund, Saskatchewan Government Insurance, SaskPower, SaskTel, SaskEnergy and the Workers’ Compensation Board.

GOVERNMENT SERVICE ORGANIZATIONS

All government organizations that are not government business enterprises are considered government service organizations.

CAPITAL ASSETS

The financial information on capital assets displayed in the summary financial budget relate only to those capital assets owned and utilized by the General Revenue Fund and other government service organizations. These assets tend to be assets that provide public service such as highways.

Capital assets owned by government business enterprises are included in the government’s equity in government organization amounts. These assets are typically commercial assets designed to generate income such as electrical generating plants. The 2004-05 Public

Budget and Performance Plan Summary/Budget 2006-07	81

Accounts indicated that the value of capital assets of government business enterprises is in excess of $5.3 billion.

CATEGORIZATION OF GOVERNMENT ORGANIZATIONS

The summary financial budget categorizes organizations by which Cabinet Committee, Treasury Board and Crown Investment Corporation Board, would examine the organization’s budget and plans either directly or indirectly. The other categorization is the Not-for-Profit Insurance organizations. These organizations are intended to be actuarially sound over the long term. They will typically adjust their rates to break even over the longer term. The General Revenue Fund does not take a dividend from these organizations.

TREASURY BOARD ORGANIZATIONS

AGRICULTURAL CREDIT CORPORATION OF SASKATCHEWAN (ACS)

ACS was established pursuant to the provisions of The Agricultural Credit Corporation Act which came into force on January 1, 1984. ACS manages a food industry development division and manages the wind down of the corporation’s agricultural loan portfolio, agri-food investment portfolio, and loan guarantee program.

COMMUNITY INITIATIVES FUND

The Community Initiatives Fund has operated since 1996 according to the provisions of The Saskatchewan Gaming Corporation Act 1994. It is managed by a Board of Trustees consisting of eight people appointed by the Lieutenant Governor in Council. The Fund receives 25 per cent of the net profits of the Saskatchewan Gaming Corporation minus the amount provided by the GRF to the Métis Development Fund. The Community Initiatives Fund provides grants for activities that strengthen human development and community vitality.

MUNICIPAL FINANCING CORPORATION OF SASKATCHEWAN (MFC)

The Municipal Financing Corporation of Saskatchewan (MFC) was established in 1969 and continues under The Municipal Financing Corporation Act. MFC assists in making capital funds available for the financing of essential local improvements, schools, hospitals, and other construction projects in cities, towns, villages and rural areas throughout the Province. MFC may borrow directly from private lending institutions or through the Department of Finance. The funds borrowed are used to purchase all or a portion of the approved debentures sold each year by Saskatchewan local governments.

REGIONAL COLLEGES

Eight regional colleges, operating under the authority of The Regional Colleges Act, provide educational services and programs in over 40 locations throughout the Province. Through partnerships with universities and technical institutes such as SIAST, regional colleges deliver credit programs in response to the needs of rural and northern Saskatchewan. Regional colleges also offer literacy and basic education, industry credit and non-credit programs based on local needs and provide a broad array of counselling and assessment services geared to assisting individuals with career planning.

82	Budget 2006-07/ Budget and Performance Plan Summary

REGIONAL HEALTH AUTHORITIES (RHAs)

The Regional Health Services Act was proclaimed on August 1, 2002. Health services in Saskatchewan are delivered by 12 regional health authorities. Major services of responsibility include:

•	Hospitals;

•	Health centres, wellness centres, and social centres;

•	Emergency response services, including first responders, ambulance;

•	Supportive Care, such as long-term care, day programs, respite, palliative care and programs for patients with multiple disabilities;

•	Home care;

•	Community health services, such as public health nursing, public health inspection, dental health, vaccinations, and speech pathology;

•	Mental health services; and

•	Rehabilitation services.

SASKATCHEWAN AGRICULTURAL STABILIZATION FUND

The Fund was established under The Farm Financial Stability Act. The following programs exist within the Fund: New Crops Insurance Program; Big game Damage Compensation Program; Waterfowl Damage Compensation Program; the Canadian Farm Income Program; and, the Canada-Saskatchewan Assistance Program (CSAP II).

SASKATCHEWAN CANCER AGENCY

The Saskatchewan Cancer Agency (also known as the Saskatchewan Cancer Foundation) is the corporate body established under and regulated by The Cancer Foundation Act with responsibility for conducting a program for the prevention, diagnosis, treatment and follow-up of cancer in the Province of Saskatchewan. Its mandate is to deliver effective and sustainable research, education, prevention, early detection, treatment and supportive care programs for the control of cancer in Saskatchewan.

SASKATCHEWAN COMMUNICATIONS NETWORK (SCN)

SCN is governed by The Communications Network Corporation Act. SCN operates in three key areas – broadcast television, e-learning and technology services. The Corporation’s public broadcast network provides quality commercial-free educational, children’s and cultural programming. SCN broadcast network is delivered to the public throughout the Province on cable, satellite and digital cable systems. The e-learning division operates distance learning networks on behalf of the Departments of Learning and Advanced Education and Employment that link the Province’s universities, SIAST, regional colleges, high schools and government departments. The technology services division provides a variety of services including high-speed internet, via satellite, to rural and northern communities.

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SASKATCHEWAN GAMING CORPORATION (SGC)

SGC was established under The Saskatchewan Gaming Corporation Act, 1994 to operate Casino Regina and Casino Moose Jaw under a framework agreement that provides for sharing of net profits between the General Revenue Fund, First Nations Trust and the Community Initiatives Fund. Casino Regina opened to the public January 26, 1996 with the Showlounge opening in November 2001. Casino Moose Jaw opened on September 6, 2002.

SASKATCHEWAN HEALTH INFORMATION NETWORK (SHIN)

SHIN was established by Order-in-Council pursuant to the provisions of The Crown Corporations Act, 1993. SHIN’s mandate is to implement, own, operate and manage the provincial health information network and deliver information technology solutions in a timely, effective manner reflecting the priorities of the health system. The information network is connecting front-line care providers and delivery organizations across the province, providing them with timely and secure access to information they need in continuing to improve health care services for the people of the province.

SASKATCHEWAN HOUSING CORPORATION (SHC)

SHC operates under the authority of The Saskatchewan Housing Corporation Act. The Corporation provides suitable and affordable housing for moderate to low-income seniors, and for families and individuals with an identified need. SHC also improves access to other housing programs and services that enable its clients to achieve or maintain independence. SHC funds and administers nearly 30,000 housing units in 341 communities through local housing authorities and non-profit organizations. SHC receives funding from the GRF, Canada Mortgage and Housing Corporation and municipalities.

SASKATCHEWAN INSTITUTE OF APPLIED SCIENCE AND TECHNOLOGY (SIAST)

SIAST operates under the authority of The Saskatchewan Institute of Applied Science and Technology Act. SIAST provides post-secondary technical education and skills training through its four urban campuses in Regina, Saskatoon, Moose Jaw and Prince Albert and a Virtual Campus to help meet the needs of students and employers. SIAST’s enrollment is over 13,300 full load equivalent students.

SIAST offers 190 certificate, diploma and apprenticeship programs through six divisions: Business and Entrepreneurial Studies; Community Services; Industrial Training; Nursing; Science and Health; and Technology. In addition, SIAST offers basic skill development programs in Adult Basic Education; Basic Literacy; English as a Second Language; General Educational Development (GED) Testing and Preparation; High School Completion; and Life Skills.

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SASKATCHEWAN LIQUOR AND GAMING AUTHORITY (SLGA)

SLGA is governed by The Alcohol and Gaming Regulation Act, 1997. SLGA is responsible for the distribution, control, and regulation of liquor and gaming across the province. SLGA warehouses and distributes wine, spirits and domestic and imported beer to SLGA stores and franchises for sale to the public and permittees. Most mainstream beer is distributed by Brewer’s Distribution Ltd. to retail liquor stores, some franchises and commercial permittees. SLGA owns and operates all video lottery terminals and owns and manages the slot machines at all Saskatchewan Indian Gaming Authority casinos. SLGA also licenses and regulates most forms of gaming including bingo, raffles, casinos, breakopen tickets, and horse racing.

SASKATCHEWAN RESEARCH COUNCIL (SRC)

SRC was established in 1947 at a time when people were very aware of the role that science and technology played in winning the Second World War. The concept was that science and technology could be an instrument to build a better life for Saskatchewan people. The Council undertakes matters pertaining to research, development, design, consultation, innovation, and commercialization of science for the improvement of the Province’s welfare. SRC creates wealth through the responsible application of science and technology to assist Saskatchewan industry to be globally competitive.

SASKATCHEWAN STUDENT AID FUND

The Saskatchewan Student Aid Fund operates under the authority of The Student Assistance and Student Aid Fund Act, 1985. The primary purpose of the Fund is to support the Saskatchewan Student Assistance Program.

SASKATCHEWAN WATERSHED AUTHORITY

Established under The Saskatchewan Watershed Authority Act, 2002 as part of the government’s Long Term Safe Drinking Water Strategy, the Saskatchewan Watershed Authority has a mandate to manage water supplies and protect source water quality. The Authority is the lead agency for integrated water management in Saskatchewan, with general authority over matters related to the sustainability of aquatic ecosystems and their related land resources.

CIC BOARD ORGANIZATIONS

CROWN INVESTMENTS CORPORATION (CIC)

CIC is the financially self-sufficient holding company for 11 subsidiary commercial Crown corporations and one major investment, NewGrade Energy Inc. The Government Finance Office (GFO) was established in 1947 to act as a holding company for many of Saskatchewan’s Crown corporations and to be a mechanism for developing broad policy control, directing investment, and routing dividends into the government’s consolidated fund. In 1978, the GFO was renamed Crown Investments Corporation of Saskatchewan. The Crown Corporations Act, 1993, is the current governing legislation.

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INFORMATION SERVICES CORPORATION OF SASKATCHEWAN (ISC)

ISC was established on January 1, 2000 as a wholly-owned subsidiary of CIC. ISC is responsible for the administration of land titles and survey legislation, and the Personal Property Registry. Its mandate includes the re-evaluation, redesign and automation of Saskatchewan’s land titles system and its integration with the provincial survey, mapping and geographic information systems, including the development of a foundation for common services.

INVESTMENT SASKATCHEWAN INC.

Investment Saskatchewan was formerly known as CIC Industrial Interests Inc. It became a stand alone subsidiary in September 2003. The corporation’s mandate is to enhance Saskatchewan’s long-term economic growth and diversification by providing investment capital and financing, and to prudently manage portfolios of commercially viable investments.

SASKATCHEWAN GOVERNMENT INSURANCE (SGI)

SGI was established in 1945 to provide affordable, good quality insurance to Saskatchewan people. Under the trade name SGI CANADA, which is a wholly-owned subsidiary of CIC, it conducts a competitive property and casualty insurance business offering a comprehensive line of home, tenant, farm, automobile extension and commercial coverage.

SASKATCHEWAN OPPORTUNITIES CORPORATION (SOCO)

SOCO is a wholly-owned subsidiary of CIC which was established in 1994. In 2002 SOCO’s investment portfolio moved to CIC and has since moved to Investment Saskatchewan. SOCO supports the growth and success of Saskatchewan’s technology sector through the operation of the Saskatchewan Forest Centre in Prince Albert, and two research parks: Innovation Place in Saskatoon, and the Regina Research Park. These research parks attract businesses that lead development in their respective sectors.

SASKATCHEWAN POWER CORPORATION (SASKPOWER)

SaskPower is a wholly-owned subsidiary of CIC that was established as the Saskatchewan Power Commission in 1929. Its purpose was to provide safe, reliable, cost-effective power to Saskatchewan people. Today SaskPower is the principal supplier of electricity in Saskatchewan. It generates, purchases, transmits, distributes and sells electricity and related products and services to more than 436,000 residential, farm, industrial and commercial customers.

SASKATCHEWAN TELECOMMUNICATIONS (SASKTEL)

SaskTel is a wholly-owned subsidiary of CIC which was established as the Department of Railway, Telephones and Telegraphs in 1908. Its goal was to provide cost-effective service to as many farms, homes and businesses as possible. The corporation is now recognized

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as a leading communications company. SaskTel provides 425,000 residential and business customers with competitive voice, data, dial-up and high speed internet, wireless, digital television and e-business solutions.

SASKATCHEWAN TRANSPORTATION COMPANY (STC)

STC is a wholly-owned subsidiary of CIC that has been providing passenger transportation, parcel express and freight services throughout the province since 1946. The bus company was established to ensure that as many communities as possible had access to reasonably priced transportation. Today STC serves 275 communities in the province, providing more than 3.1 million passenger miles in service each year.

SASKATCHEWAN WATER CORPORATION (SASKWATER)

SaskWater, a wholly-owned subsidiary of CIC, provides competitively-priced customer-focused, quality water and wastewater services to Saskatchewan industries, municipalities, rural water groups and First Nations. The Saskatchewan Water Corporations Act was proclaimed on October 1, 2002. In accordance with the Act, SaskWater’s general powers and purposes are to construct, acquire, manage, or operate works and to provide services in accordance with any agreements that it enters into pursuant to the Act.

SASKENERGY INCORPORATED (SASKENERGY)

Saskatchewan’s provincially owned natural gas system began operations in 1952. SaskEnergy, which is a wholly-owned subsidiary of CIC, was formed in 1988 to continue providing natural gas transmission and distribution services across the province. The system has grown substantially over the years, with service now extended to more than 90 per cent of Saskatchewan communities. Today SaskEnergy provides safe, reliable and economical natural gas service to more than 327,000 residential, farm, commercial and industrial customers in the province.

NOT-FOR-PROFIT INSURANCE ORGANIZATIONS

SASKATCHEWAN AUTO FUND

The Fund is the Province’s compulsory auto insurance program. The Fund neither receives nor gives money to the Province. The Fund is administered by SGI.

SASKATCHEWAN CROP INSURANCE CORPORATION (SCIC)

SCIC operates under the authority of The Crop Insurance Act and The Farm Financial Stability Act. The Corporation administers insurance programs which protect crop and livestock producers from production failures due to natural hazards. The Corporation also delivers the Waterfowl Damage Compensation Program and the Big Game Damage Compensation Program.

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CROP REINSURANCE FUND OF SASKATCHEWAN

The Fund provides reinsurance coverage for the Saskatchewan Crop Insurance Corporation against losses in excess of the net premiums, indemnities and accumulated reserves. Reinsurance for the Saskatchewan crop insurance program is provided by the federal and provincial governments under the terms of the Canada-Saskatchewan Production Insurance Agreement. Payments are made from each government’s reinsurance fund based on a formula set out in the agreement and each is responsible for the accumulated deficits of their fund.

WORKERS’ COMPENSATION BOARD (WCB)

The WCB was established in 1930. It is a no fault insurance program that protects workers and employers from the results of work injuries. The WCB collects annual premiums from employers and uses those funds to compensate injured workers for the lost income and expenses. The objective is to return workers to wellness and to a safe, productive work environment as soon as medically possible.

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